SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarter ended 30 September 2005
NORSK HYDRO ASA
(Translation of registrant’s name into English)
Drammensveien 264, Vækerø
N-0240 OSLO
Norway
(Address of principal executive offices)
001-09159
(Commission File Number)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-___
This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

2    |   Hydro’s Quarterly Report Third quarter – 2005
Norsk Hydro ASA and Subsidiaries
Operating and financial review and prospects
For the nine months ending 30 September 2005

Consolidated results (US GAAP)

	Third quarter			01.01-30.09			Year
	2005	2005	2004	2005	2005	2004	2004
Million, except per share data	NOK	EUR1)	NOK	NOK	EUR1)	NOK	NOK

Operating revenues	44,612	5,673	38,176	128,883	16,389	115,122	153,891

Operating income	12,973	1,650	8,047	35,982	4,575	25,613	31,847
Non-consolidated investees	237	30	287	696	89	539	628
Financial income (expense), net	157	20	307	(1,311)	(167)	(764)	136
Other income (loss), net	—	—	—	233	30	110	169

Income from continuing operations before tax and minority interest	13,367	1,700	8,641	35,600	4,527	25,498	32,780

Income tax expense	(9,182)	(1,168)	(6,083)	(23,895)	(3,039)	(17,474)	(21,197)
Minority interest	(2)	—	(78)	(252)	(32)	(185)	(106)

Income from continuing operations	4,183	532	2,480	11,453	1,456	7,839	11,477

Income from discontinued operations 2)	—	—	—	—	—	1,083	1,083

Net income	4,183	532	2,480	11,453	1,456	8,922	12,560

Basic and diluted earnings per share from continuing operations (in NOK and Euro) 3)	16.60	2.11	9.80	45.60	5.80	30.80	45.10
Basic and diluted earnings per share (in NOK and Euro) 3)	16.60	2.11	9.80	45.60	5.80	35.00	49.40

Financial data

Investments — million	4,186	532	4,441	12,208	1,552	13,142	19,464
Adjusted net interest-bearing debt/equity 4)	0.04	0.04	0.12	0.04	0.04	0.12	0.11
Debt/equity ratio	0.27	0.27	0.36	0.27	0.27	0.36	0.28

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 September 2005, which was 7.8641.

2)	On 24 March 2004, Hydro’s agri business was transferred to Yara International ASA in a demerger transaction. Results of the transferred operations relating to periods prior to the demerger are reported under “Income from discontinued operations”.

3)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.

4)	Adjusted net interest-bearing debt divided by shareholders’ equity plus minority interest, adjusted for unfunded pension obligation (after tax) and present value of future obligations on operating leases. See page 39.
All comparative figures are for the corresponding period in 2004 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2005 presentation.

Hydro’s Quarterly Report Third quarter — 2005   |   3
Hydro’s income from continuing operations for the third quarter of 2005 amounted to NOK 4,183 million (NOK 16.60 per share), compared to NOK 2,480 million (NOK 9.80 per share) for the third quarter of 2004. For the first nine months of 2005, Hydro’s income from continuing operations amounted to NOK 11,453 million (NOK 45.60 per share), compared to NOK 7,839 million (NOK 30.80 per share) in the first nine months of 2004.
Operating income for the third quarter of 2005 amounted to NOK 12,973 million, compared to NOK 11,255 million in the second quarter of 2005 and NOK 8,047 million in the third quarter of 2004. The strong operating results reflected the continuing high oil and gas prices and strong operational performance. Operating income for the first nine months of the year amounted to NOK 35,982 million, compared to NOK 25,613 million in the first nine months of 2004.
“Hydro’s third-quarter results are the company’s best quarterly results ever. The continued high oil price is the main reason for the improvement. We have taken important steps to strengthen the foundation for future oil and gas production through successful exploration wells in Norway and internationally as well as the agreement to acquire the US company, Spinnaker Exploration. The acquisition, which we expect to conclude in the fourth quarter, will significantly enhance Hydro’s position in the Gulf of Mexico,” says Eivind Reiten, President and CEO.
“In Aluminium, metal production has increased and metal prices are higher, while market conditions downstream remain difficult. Higher energy and raw material prices represent increasing challenges to our efforts to improve profitability in Hydro’s aluminium business,” says Reiten.
Operating income for Oil & Energy reached an all time high, amounting to NOK 12,625 million for the quarter. Hydro realized an average oil price1) of US dollar 60.4 per barrel in the third quarter of 2005, an increase of 21 percent compared with the second quarter of 2005 and 45 percent higher than in the third quarter of 2004. Oil and gas production averaged 541,000 barrels of oil equivalents (boe) per day during the third quarter of 2005, slightly above the level of the previous quarter. For the first nine months of the year, average oil and gas production declined about 2 percent compared with the same period last year, to 554,000 boe per day. Hydro continued to demonstrate good project execution and cost control. The Ormen Lange project proceeded according to schedule and on budget and was 49 percent completed at the end of September 2005. During the quarter, Hydro made continued progress both on the Norwegian Continental Shelf (NCS) and internationally to secure its resource base for continued growth through successful exploration and business development activities. Exploration results for the year have been very encouraging. During the quarter, Hydro, as operator, made four discoveries on the NCS, of which one discovery is still under evaluation. Hydro also participated in one discovery in Libya and one discovery in Angola in the quarter. In total, Hydro has made seven discoveries during the year as operator on the NCS and in Iran, and has participated in an additional five discoveries as partner. In the third quarter of 2005, Hydro entered into an agreement to acquire the US-based Spinnaker Exploration Company, with significant assets and production in the Gulf of Mexico. The agreement is subject to approval by Spinnaker shareholders and regulatory approval, and is expected to be completed in the fourth quarter of 2005. The consequences of the extreme weather in the Gulf of Mexico resulting from hurricanes Katrina and Rita are not expected to seriously effect Hydro’s activities in this region.
Aluminium’s operating income amounted to NOK 842 million for the third quarter of 2005, decreasing by NOK 16 million from the third quarter of 2004. Primary metal production increased by 5 percent to 461,000 tonnes, compared with the third quarter of 2004. The increase resulted primarily from the Sunndal expansion in Norway and the Alouette expansion in Canada. Compared with the third quarter of 2004, Hydro’s realized aluminium price in US dollars increased about 6 percent to US dollar 1,770 per tonne. However, realized prices in Norwegian kroner decreased by 2 percent. Results for the quarter were also influenced by unrealized losses on London Metal Exchange (LME) contracts amounting to NOK 231 million, compared with losses of NOK 286 million for the third quarter of 2004.
Outlook
Oil prices are expected to remain high for the remainder of 2005. Volatility in the gas and power markets is expected to continue and could result in substantial unrealized gains and losses in future quarters. There is significant uncertainty related to production from certain partner-operated fields during the fourth quarter of 2005 due to delayed build-up of production after shut-downs and delayed start-up of new fields. Hydro has revised its production target for 2005 downward by 10,000 boe per day to 565,000 boe per day. The partner-operated Urd and Kristin fields are expected to start production in the fourth quarter of 2005. Planned maintenance shutdowns will have a minor impact on oil production levels in the fourth quarter of 2005.
In September, Hydro submitted an application for exploration licenses relating to fields close to existing infrastructure on the NCS as part of the Awards for Predefined Areas (APA 2005) licensing round. The Ministry of Petroleum and Energy plans to award the new production licenses in December 2005. Hydro will also participate in the 19th Licensing Round on the NCS, which will be awarded in the first quarter of 2006. In the third quarter of 2005, Hydro, together with Statoil, Eni and Shell entered into a

1)	Average oil price realized by Oil & Energy ´s Exploration and Production sub-segment.

4    |   Hydro’s Quarterly Report Third quarter — 2005
comprehensive rig contract that will secure exploration well drilling capacity on the NCS during the coming years. With this contract, Hydro will be able to continue high exploration activity on the NCS, and will be well positioned to acquire new licenses with drilling commitments in future licensing rounds.
In the middle of October, aluminium (three-month LME) was trading at US dollar 1,900 — 1,950 per tonne following a period of fluctuating prices, but with an increasing trend. Upstream market fundamentals remain favorable for the fourth quarter. Realized effects of the Sunndal hedge program are expected to be slightly negative in the fourth quarter of 2005 due to losses on the related LME contracts and limited positive contribution on the related US dollar forward contracts. Realized effects of this program had a positive effect on year to date results amounting to NOK 274 million. Global economic growth is expected to continue in 2005 but at a lower rate than the previous year. Economic developments in Western Europe are expected to be flat. Downstream European market developments are expected to remain relatively weak while US downstream market developments are expected to be positive, but with lower growth rates.
While the high oil and gas prices are expected to continue contributing favorably to Hydro’s results, the impact on power prices represents an increasing challenge to Hydro’s aluminium activities particularly in continental Europe.
Third quarter 2005

		Non-cons. inv.,
		interest &		Depreciation
	Operating	selected	Other	and	Adjusted
NOK million	income (loss)	fin. items	income	amortization	EBITDA

Hydro Oil & Energy	12,625	71	—	2,494	15,190
Hydro Aluminium	842	176	—	930	1,948
Other activities	(188)	128	—	141	81
Corporate and eliminations	(306)	190	—	5	(111)

Total 1)	12,973	565	—	3,570	17,108

1)	See specification on page 35.
01.01-30.09.2005

		Non-cons. inv.,
		interest &		Depreciation
	Operating	selected	Other	and	Adjusted
NOK million	income (loss)	fin. items	income	amortization	EBITDA

Hydro Oil & Energy	31,914	160	—	7,499	39,573
Hydro Aluminium	3,520	538	—	2,779	6,837
Other activities	96	373	233	391	1,093
Corporate and eliminations	452	520	—	18	990

Total 1)	35,982	1,591	233	10,687	48,493

1)	See specification on page 35.

Hydro’s Quarterly Report Third quarter — 2005   |    5
Earnings from non-consolidated investees amounted to NOK 237 million in the third quarter of 2005, compared to NOK 287 million in the third quarter of 2004. For the first nine months of 2005, earnings from non-consolidated investees were NOK 696 million, compared to NOK 539 million in the corresponding period of the previous year. The increase resulted primarily from strong operating results in Alunorte, the Brazilian alumina refinery, and improved operating results from Hydro’s Søral smelter located in Norway. In addition, the first nine months of 2005 included currency gains relating to Alunorte amounting to NOK 184 million, compared to a net currency loss of NOK 7 million in the same period of 2004. Charges relating to the planned closure of the Hamburger Aluminium Werk smelter in Germany had a negative impact for the first nine months of 2005 amounting to NOK 149 million.
Net financial income for the third quarter of 2005 amounted to NOK 157 million, compared with NOK 307 million for the third quarter of 2004. The current quarter included a net foreign currency loss of NOK 46 million, while the third quarter of 2004 included a net currency gain amounting to NOK 424 million. Net interest cost was lower in the third quarter of 2005 than in the corresponding quarter of 2004.
Other income was nil for both the current and prior year third quarters. For the first nine months of 2005, other income amounted to NOK 233 million, compared to NOK 110 million for the corresponding period of the previous year. In January 2004, Hydro divested 80.1 percent of its shares in Pronova Biocare, resulting in a gain of NOK 110 million. On 15 April 2005, Hydro agreed to sell its remaining interest in Pronova Biocare for NOK 275 million, recognizing a gain on the sale amounting to NOK 233 million. The sale was completed in the second quarter of 2005.

Income tax expense for the first nine months of 2005 amounted to NOK 23,895 million, compared to NOK 17,474 million for the corresponding period of 2004. This represents 67 percent and 69 percent of income from continuing operations before tax, respectively.
Cash flow from operations for the first nine months of the year amounted to NOK 25.4 billion, compared to NOK 24.4 billion in the corresponding period of 2004.
Investments amounted to NOK 4.2 billion for the third quarter of 2005. Roughly 80 percent of the amount invested related to oil and gas operations.
The contribution to Return on average Capital Employed (RoaCE2) was 14.4 percent for the first nine months 2005. The RoaCE contribution for the first nine months is based on actual earnings and capital employed for the period and has not been annualized.

2)	RoaCE is defined as “Earnings after tax” divided by average “Capital Employed”. See also discussion pertaining to Non GAAP financial measures included later in this report.

6    |    Hydro’s Quarterly Report Third quarter — 2005
Hydro Oil & Energy
Operating income (loss)

	Third quarter		01.01-30.09		Year
NOK million	2005	2004	2005	2004	2004

Exploration and Production	11,799	7,559	29,905	21,247	28,363
Energy and Oil Marketing	466	272	2,172	1,578	2,650
Eliminations	360	(310)	(163)	(302)	131

Total	12,625	7,521	31,914	22,523	31,144

Adjusted EBITDA

	Third quarter		01.01-30.09		Year
NOK million	2005	2004	2005	2004	2004

Exploration and Production	14,121	9,761	36,925	28,344	38,168
Energy and Oil Marketing	710	477	2,811	2,153	3,478
Eliminations	359	(310)	(163)	(302)	132

Total	15,190	9,928	39,573	30,195	41,778

	Third quarter		01.01-30.09		Year
	2005	2004	2005	2004	2004

Oil and gas production (thousands boe/d)	541	514	554	566	572
Oil price (USD/bbl)	60.40	41.70	52.20	35.80	37.30
Oil price (NOK/bbl)	390.60	286.20	333.40	246.40	251.30
Average exchange rate USD/NOK	6.47	6.87	6.38	6.88	6.74
Gas price (NOK/Sm3)	1.36	1.07	1.38	1.05	1.09
Exploration expense (NOK million)	199	298	747	746	1,264

Hydro Oil and Energy consists of the two sub-segments ‘Exploration and Production’ and ‘Energy and Oil Marketing’.
Operating income
Third quarter operating income in 2005 amounted to NOK 12,625 million, the highest quarterly result in Hydro’s history, and represents an increase of 68 percent compared with the same period in 2004. The exceptionally strong results for the quarter mainly resulted from the continued high oil and gas prices together with strong operational performance. Operating income for the first nine months of 2005 was NOK 31,914 million, up from NOK 22,523 million for the first nine months of 2004.
Market developments
Average oil market prices for Brent Dated were US dollar 61.6 per barrel in the third quarter of 2005, about US dollar 10 per barrel higher than second-quarter prices. Prices were volatile, ranging between US dollar 55.7 and 67.3 per barrel. The third quarter oil market developments were strongly influenced by the hurricane activity in the US and a tight oil market characterized by low OPEC spare capacity and a strained refinery sector, especially in the US. Price increases were moderated by the release of crude oil from strategic reserves and emergency stocks.
Hydro realized average crude oil prices1) during the third quarter of US dollar 60.4 per barrel, compared with US dollar 41.7 per barrel in the corresponding period last year and US dollar 49.8 in the second quarter of 2005. Hydro’s average realized crude oil price was US dollar 1.2 below the average Brent price of US dollar 61.6 per barrel, mainly resulting from a negative price differential on oil from the Grane field, which is heavier than Brent blend and therefore sold at lower average prices. Measured in Norwegian kroner, oil prices were NOK 391 per barrel, about 36 percent higher than in the third quarter of 2004 and about 23 percent higher than in the second quarter of 2005.
Average spot prices for gas were higher in the third quarter of 2005 than in the corresponding period in 2004, and slightly lower compared to the second quarter in 2005 due to seasonal variation in

1)	Average oil price realized by Oil & Energy ´s Exploration and Production sub-segment.

Hydro’s Quarterly Report Third quarter — 2005    |    7
demand. Rising oil prices have led to a general increase in gas price levels as well as an increase in forward prices for gas compared to last year, in particular for forward prices relating to the coming winter season. Forward prices for the coming winter, however, have declined during the quarter.
Realized gas prices 2) in the third quarter of 2005 were about 27 percent higher than in the corresponding period last year, amounting to NOK 1.36 per standard cubic meter (Sm3), and about 4 percent higher than the realized gas price of NOK 1.31 per Sm3 in the second quarter of 2005. The positive development reflected increased reference prices (oil products) for long-term gas contracts, in addition to a general increase in spot prices for gas.
The average spot price in the Nordic electricity market declined moderately in the third quarter of 2005 to NOK 234 per MWh, compared with NOK 251 per MWh in the corresponding period in 2004, despite a significantly improved hydrological balance. Downward pressure on the spot price was mitigated as a result of higher European power prices influenced by the Emission Trading Scheme implemented by the European Union and related CO2 costs for coal and gas fired power plants in Continental Europe. The spot price averaged NOK 236 per MWh in the second quarter of 2005. Forward power prices peaked in mid-July due to a strong increase in gas prices and CO2 quota prices, but declined thereafter and have traded at around the same level since late July.
Adjusted EBITDA
Oil & Energy adjusted EBITDA for the third quarter of 2005 was NOK 15,190 million, an increase of 53 percent compared with the same period in 2004. Adjusted EBITDA for the first nine months of 2005 was NOK 39,573 million, compared to NOK 30,195 million for the first nine months of 2004.
Factors affecting developments in the coming quarters
Oil and gas prices are expected to remain strong. A high degree of market volatility is expected to continue and could have a substantial impact on marked-to-market valuation of gas and power contracts.
There is significant uncertainty related to production levels for certain partner-operated fields due to delayed build-up of the production after shut-downs and delayed start-up of new fields. The strong gas market, combined with higher gas production as a result of increased gas production permits from the Norwegian authorities for the new gas year beginning 1 October, is expected to partly offset the lower oil production. Hydro has revised its production target for 2005 downward by 10,000 boe per day to 565,000 boe per day. Planned maintenance stops in the fourth quarter of 2005 are expected to reduce production by about 3,000 barrels per day, which is significantly less than in the previous quarters.
Production costs are expected to increase to NOK 26 per boe for 2005 as a whole, due to higher costs related to the purchase of injection gas for the Grane field as a result of higher gas prices. Costs relating to exploration activity, is expected to be substantially higher in the fourth quarter of 2005 compared to the first three quarters of the year. Costs for the fourth quarter of 2005 are expected to include substantial amounts relating to the purchase of seismic data and other exploration activity. Three to five wells are expected to be spudded by the end of the year.
Exploration and Production
Operating income
Third quarter operating income for Exploration and Production was NOK 11,799 million, compared with NOK 9,049 million in the second quarter. Operating income was 56 percent higher than in the same period last year, mainly driven by higher oil and gas prices. Operating income for the first nine months of 2005 was NOK 29,905 million up from NOK 21,247 million for the first nine months of 2004.
Average oil and gas production in the third quarter of 2005 reached 541,000 boe per day. Production in the third quarter was 5 percent above the level achieved in the same period in 2004 of 514,000 boe per day, and an increase of 2,000 boe per day compared with the second quarter of 2005. Oil and gas production for the first nine months of 2005 reached 554,000 boe per day, compared to 566,000 boe per day for the first nine months of 2004.
Oil production in the third quarter of 2005 averaged 399,000 barrels per day, which was 14,000 barrels higher than in the second quarter of 2005 and 8,000 barrels higher than in the same period in 2004. Maintenance stops resulted in oil production losses of approximately 21,000 boe per day during the third quarter, which was in line with Hydro’s previously announced estimates. Production from the Snorre field on the NCS has not reached normal production levels since the shutdown at the end of 2004, due to reduced well capacity.
Average gas production in the third quarter of 2005 amounted to 142,000 boe per day, compared with 154,000 boe per day in the second quarter of 2005. Gas production was approximately 19,000 boe per day, or 15 percent higher than in the third quarter of 2004. The increase reflected higher volumes sold to European continental customers, mainly sourced from the Kvitebjørn field, which came on stream late 2004. Gas exports from the Visund field in the North Sea began in early October, and will reach a plateau production level of 18,000 boe per day (Hydro’s share) in 2015.

2)	Realized gas prices include both spot market prices and long-term contract prices.

8    |    Hydro’s Quarterly Report Third quarter – 2005
Production costs3) amounted to NOK 24.6 per boe for the first nine months of 2005, compared to NOK 20.0 per boe for the same period in 2004. The increase mainly resulted from higher costs related to the purchase of gas for injection into the Grane field. Production costs for 2005 as a whole are estimated to reach NOK 26 per boe including NOK 6 per boe relating to the purchase of gas for injection into the Grane field. The cost estimate relating to injection gas for Grane has increased due to higher gas prices while other production costs are in line with previous estimates.
Exploration costs of NOK 199 million were charged to results for the quarter, compared with NOK 298 million in the third quarter of 2004, while exploration activity levels have been substantially higher in 2005 than in 2004. A large part of the related costs for the third quarter of 2005 have been capitalized due to the high discovery rate. Exploration costs expensed the first nine months of 2005 were NOK 747 million, approximately the same amount as for the first nine months of 2004.
Hydro completed four exploration wells and one exploration extension on the NCS in the third quarter of 2005, resulting in five discoveries comprised of PL318 Peon, PL104 Oseberg J-Sentral, PL089 M5, PL283 Stetind and Troll Brent. The Stetind discovery is still under evaluation. These are in addition to the two discoveries Hydro made earlier in the year on the NCS comprised of PL090 Astero and PL104 Oseberg B Sør. In Libya, three exploration wells were drilled during the quarter, and one discovery was made: NC-186 I1. In Angola, the Lirio 2 exploration well was completed, resulting in a discovery. In the first nine months of 2005, 19 wells were completed which resulted in 12 discoveries. Drilling operations as of the date of this report are comprised of one well in Canada, three wells in Libya, and one well in Iran.
Adjusted EBITDA
Exploration and Production adjusted EBITDA in the third quarter of 2005 was NOK 14,121 million, an increase of 45 percent compared with the same period last year. Exploration and Production adjusted EBITDA for the first nine months of 2005 was NOK 36,925 million, up from NOK 28,344 million for the first nine months of 2004.
Projects under development
Hydro-operated: The Ormen Lange/Langeled project is proceeding according to schedule and on budget, and was 49 percent completed by the end of September.
Partner-operated: The development plan for the Lorien field in the Gulf of Mexico was approved by the partners in July 2005. Production from the Lorien field is expected to begin early in the second quarter of 2006, and reach a plateau production level of approximately 10,000 boe per day (Hydro’s share) in 2007. A Plan for Production and Development for the Ringhorne East field in the North Sea was submitted to the Norwegian authorities in October. Production from the Ringhorne East field is expected to begin in the first quarter of 2006 and reach a plateau production level of approximately 2,500 boe per day (Hydro’s share) in 2007.
Business development
In the third quarter of 2005, Hydro entered into an agreement to acquire the shares of Spinnaker Exploration Company in an all-cash transaction for USD 2.45 billion. The acquisition is subject to approval by Spinnaker Exploration shareholders and regulatory approval, and is expected to be completed in the fourth quarter of 2005. If approved, the acquisition will substantially boost Hydro’s presence and growth potential in the US Gulf of Mexico. The Russian oil and gas company Gazprom, announced Hydro as one of five companies short-listed for possible future participation in the development of the Shtokman gas field. Hydro is also cooperating with Gazprom, Sevmorneftgaz, and Gazflot in planning and drilling of appraisal well number seven on Shtokman. The well is planned to be drilled during 2006.
Hydro won bids on three leases (100 percent) as operator in the Central Gulf of Mexico Lease Sale 196. The lease award is subject to final review and approval by the U.S. Minerals Management Service (MMS). In the recent EPSA IV license round in Libya, Hydro won an exploration license (100 percent) in the Murzuq basin. The license was Hydro’s first choice and represents its first operatorship in Libya. The new license will enable Hydro to build on the extensive experience gained over the last ten years in the Murzuq basin. In Angola, Hydro signed a Production Sharing Agreement (PSA) with Sonangol EP relating to Block 4. Hydro and Sonangol P&P have been exploring the offshore block since early 2003 and a discovery was made in September 2004. Hydro’s share in Block 4 is 20 percent.

3)	Production cost is comprised of the cost of operating fields, including CO2 emission tax, insurance, gas purchased for injection, and lease costs for production installations, but excluding transportation and processing tariffs, operation costs for transportation systems and depreciation.

Hydro’s Quarterly Report Third quarter — 2005    |    9
Energy and Oil Marketing
Operating income
Energy and Oil Marketing operating income was NOK 466 million in the third quarter of 2005, an increase of 71 percent compared with the same period last year. Compared with the second quarter of 2005, operating income decreased by 29 percent mainly as a result of changes in forward prices affecting the marked-to-market valuation of the gas contracts portfolio. Energy and Oil Marketing operating income for the first nine months of 2005 was NOK 2,172 million, compared to NOK 1,578 million for the same period in 2004.
Power activities generated operating income of NOK 368 million in the quarter, an increase of NOK 239 million compared with the same period in 2004. Power production in the third quarter of 2005 was 2.7 TWh, around 77 percent higher than the same period in 2004. Hydro’s reservoir levels at the end of the third quarter of 2005 were slightly above normal level and higher than at the same time last year.
Gas activities operating income amounted to NOK 55 million for the quarter, NOK 87 million lower than in the third quarter of 2004. Gas activities consist of gas transportation and gas trading activities. Operating income for gas transportation amounted to NOK 410 million for the third quarter of 2005, compared with NOK 377 million and NOK 291 million for the second quarter of 2005 and third quarter of 2004, respectively. The increase reflected higher transportation volumes. Operating income for gas transportation activities is relatively stable from quarter to quarter. However, operating income for gas trading activities is much more volatile as a result of marked-to-market valuations on certain gas contracts 4). As a result, in the third quarter of 2005, gas trading incurred an operating loss amounting to NOK 355 million, compared with an operating loss of NOK 149 million in the same period of last year. However, during the third quarter, gas contracts that are not revalued to market, appreciated significantly in value.
Oil trading generated operating income of NOK 41 million in the third quarter of 2005, compared to NOK 47 million the corresponding period last year.
Oil marketing had operating income of NOK 55 million in the third quarter of 2005, which is approximately the same as in the third quarter of 2004.
Adjusted EBITDA
Energy and Oil Marketing adjusted EBITDA in the third quarter of 2005 was NOK 710 million, an increase of 49 percent compared with the same period of 2004. Energy and Oil Marketing adjusted EBITDA for the first nine months of 2005 was NOK 2,811 million, compared to NOK 2,153 million for the same period in 2004.
Eliminations Oil & Energy
As part of its downstream activities, Hydro Energy enters into purchase contracts for natural gas with Exploration and Production for resale to external customers. Hydro Energy recognizes both the internal purchase and the external sales contracts at market value. As a result, Hydro Energy recognizes unrealized gains and losses on the internal contracts as a result of fluctuations in the forward price of gas. Exploration and Production regard the supply contracts to Hydro Energy as normal sales agreements and does not recognize unrealized gains and losses on the contracts. Elimination of the internal sales and purchase contracts between Hydro Energy and Exploration and Production resulted in a positive effect on the operating income for Oil and Energy of NOK 361 million in the third quarter as a result of decreasing forward prices.

4)	Different accounting treatment relating to contracts delivered on the highly liquid UK gas market (which are accounted for as derivatives and therefore impact current reported operating income) compared to contracts delivered on the relatively less liquid continental market (which are not accounted for as derivatives) results in substantial effects on reported results since market value effects are recognized for only a portion of the total contract portfolio.

10    |   Hydro’s Quarterly Report Third quarter — 2005
Hydro Aluminium
Operating income (loss)

	Third quarter		01.01-30.09		Year
NOK million	2005	2004	2005	2004	2004

Metals	823	1,016	2,766	2,809	860
Rolled Products	182	167	720	593	626
Extrusion and Automotive	47	(8)	81	370	247
Other and eliminations 1)	(210)	(317)	(47)	(16)	72

Total	842	858	3,520	3,756	1,805

Adjusted EBITDA

	Third quarter		01.01-30.09		Year
NOK million	2005	2004	2005	2004	2004

Metals	1,428	1,659	4,509	4,469	5,373
Rolled Products	343	353	1,202	1,144	1,361
Extrusion and Automotive	387	401	1,172	1,542	1,850
Other and eliminations 1)	(210)	(317)	(46)	(16)	72

Total	1,948	2,096	6,837	7,139	8,656

	Third quarter		01.01-30.09		Year
	2005	2004	2005	2004	2004

Aluminium price LME, realized (USD/tonne)	1,770	1,667	1,798	1,613	1,629
USD/NOK, realized 2)	6.53	7.04	6.53	7.09	6.98
Primary production (Kmt) 3)	461	441	1,362	1,274	1,720

1)	Includes urealized gains and losses on LME-contracts. The effects of these contracts are included in the results for the segment when realized.

2)	Difference between realized exchange rate and spot rate at the date of transaction is reported as currency gain/loss (excluding hedge contracts) and not included in adjusted EBITDA.

3)	Volumes includes production in the Variable Interest Entity Slovalco.
The Aluminium business area consists of the sub-segments ‘Metals’ (Primary Metals and Metal Products), ‘Rolled Products’ and ‘Extrusion and Automotive’. Beginning in the first quarter of 2005, Hydro’s magnesium operations were transferred from Metals to Extrusion and Automotive because the automotive industry is the dominant customer segment for this business. From 1 July 2005, remelt operations in North America have been transferred from Extrusion and Automotive and included in Metals, in order to combine the results from these activities with the Company’s worldwide primary and remelt metal results. Prior period amounts are reclassified accordingly.
Operating income
Aluminium’s operating income for the third quarter of 2005 was NOK 842 million, compared to NOK 858 million for the third quarter of 2004. Primary metal production amounted to 461,000 tonnes in the quarter, compared to production of 441,000 tonnes in the third quarter of 2004 representing an increase of 5 percent. The majority of the increase resulted from the Sunndal expansion in Norway and the Alouette expansion in Canada. Operating income for the quarter declined by NOK 495 million compared with the second quarter of 2005. The decline was mainly due to unrealized losses on LME contracts amounting to NOK 231 million during the third quarter, compared to corresponding gains of NOK 294 million in the second quarter of 2005. In the third quarter of 2005, a 3 percent reduction in the realized aluminium price measured in Norwegian kroner contributed to a decline in operating income of approximately NOK 200 million, compared to the second quarter of 2005, which was offset by improved reported results for sourcing and trading.
Operating income for the first nine months of 2005 was NOK 3,520 million, compared with NOK 3,756 million for the corresponding period of 2004. The first nine months of 2005 included unrealized losses on LME contracts amounting to NOK 23 million, compared to unrealized gains of NOK 82 million in the same period of last year. The result for the period was also influenced by higher energy prices and a weaker NOK/US dollar exchange rate, offset by higher realized aluminium prices measured in both US dollars and Norwegian kroner.

Hydro’s Quarterly Report Third quarter — 2005 | 11
Market developments
The average market price for aluminium (LME three-month average) increased about 8 percent to US dollar 1,846 per tonne in the third quarter of 2005 compared with the same quarter of 2004. The corresponding LME price measured in Norwegian kroner increased by only 1 percent. Compared with the second quarter of 2005, the average price increased about 3 percent measured in US dollars and 4 percent measured in Norwegian kroner. The comments below relating to general market developments are based on estimates made by industry analysts.
Western World consumption of primary metal increased 1 — 3 percent in the third quarter of 2005 compared with the same quarter of 2004. The corresponding increase in global consumption was estimated between 4 — 5 percent. Western World primary metal production rose about 6 — 7 percent, while global production grew between 8 — 9 percent in the third quarter of 2005, compared with the same quarter in 2004. China’s consumption and production of primary aluminium increased by an estimated 14 percent and 18 percent respectively, for the year to date August 2005, compared to the same period of 2004 (Macquarie Research). Chinese net exports of primary aluminium for the same period of 2005 amounted to about 540,000 tonnes. China’s total aluminium trade balance was slightly negative during the period, mainly due to large imports of scrap.
According to available statistics, reported LME and other exchange inventories, including producers’ inventories (International Aluminium Institute), were about 60,000 tonnes higher at the end of the third quarter of 2005 compared to the end of 2004. Reported inventories also increased compared to the end of the second quarter of 2005, largely due to seasonal factors. At the end of the third quarter of 2005, inventory levels were about 2.9 million tonnes.
The European standard rolled products market was weak throughout the year. Weak economic development, together with customer inventory reductions, resulted in excess capacity for this market. As a result, intense competition has put severe pressure on margins of standard rolled products. Market demand from special product segments such as aircraft, lithographic sheet and can stock remains fairly good, while demand from automotive and foil market segments is flat. Growth in the US rolled products market is slowing. Third quarter sales volume was estimated to be at the same level as 2004, mainly due to customer inventory reductions. Year-to-date shipments in the US market increased about 3 percent from the same period of the previous year.
Hydro’s total rolled products shipments were up about 4 percent in the third quarter compared with the same quarter in 2004. Year-to-date shipments increased about 2 percent from the same period in 2004. Shipped volumes into the European market year to date, were 2 percent lower than in 2004. However, shipped volumes for the third quarter of 2005 were slightly higher than the same quarter of 2004. Sales into North America and Asia were 18 percent higher year to date compared to the same period of last year, but these volumes remain relatively low compared to total sales volumes. Average margins were lower than in 2004, declining by 2.5 percent year to date.
The European market for general extrusions continued to be soft during the third quarter of 2005 mainly due to modest industrial growth and customer inventory reductions. Margins continue to be under pressure. According to CRU International, the US market continued to demonstrate stable growth, amounting to 4 percent during the third quarter and on a year-to-date basis compared with the corresponding periods of the prior year.
Hydro’s extrusion shipments in Europe were down 7.5 percent during the third quarter of 2005 compared with the same quarter of 2004. Margins decreased slightly during the quarter. Year to date shipments declined 5.5 percent compared to the same period last year. Hydro’s US extrusion shipments increased at a somewhat higher rate than the general market growth. However, margins declined 3 percent in the third quarter of 2005. Extrusion building systems in Europe continued to show a stable performance. Third-quarter shipments declined slightly compared with the same quarter of 2004, but margins improved modestly. Year-to-date shipments were at the same level as the corresponding period of last year.
Preliminary figures for global light vehicle sales indicate an increase of about 3 percent year to date from the same period of 2004, and around 5 percent for the third quarter compared with the same quarter of last year. US and European light vehicle sales have been fluctuating during the year. The high incentive-driven US sales in June continued during July and August, but fell in September. On a year-to-date basis, US sales increased moderately while European sales rose slightly compared with the same period of last year.
Hydro’s automotive business activity was slightly lower both in the third quarter and year to date compared with the same periods of 2004.
Adjusted EBITDA
Adjusted EBITDA for the third quarter of 2005 was NOK 1,948 million, compared to NOK 2,096 million for the corresponding quarter of 2004. Results from non-consolidated investees amounted to NOK 134 million, compared with NOK 184 million for the third quarter of 2004.
Factors affecting developments in the coming quarters
Following a period of fluctuating prices, aluminium (three-month LME) was trading at US dollar 1,900 — 1,950 per tonne at the middle of October. Reported inventories increased somewhat during the summer months, but the total inventory levels are assumed to be slightly below normal. Market fundamentals for primary aluminium are expected to be stable for the remainder of 2005.

12 | Hydro’s Quarterly Report Third quarter — 2005
World wide economic growth continues to moderate compared to last year, primarily due to the continuing high oil price levels. Recent analyst estimates indicate an expected increase in Western World industrial production of about 2 percent for the fourth quarter of 2005 compared with the same quarter of 2004, and only a modest improvement in growth during 2006. Global industrial production is forecasted to increase by about 3 percent in the fourth quarter of 2005 and during 2006. Corresponding growth in Western Europe, however, is forecasted at only 1 percent for the fourth quarter and during 2006. Primary aluminium shipments tend to develop in line with industrial production on average over time. In the US, surging oil prices and extreme weather have apparently led to reductions in customers’ inventories during the third quarter of 2005. However, positive economic developments in the US and South East Asia are expected to continue to support growth.
Western World primary metal production is expected to increase by 4 to 5 percent for 2005 as a whole and during 2006. Announced smelter closures in Europe are expected to be implemented at the end of the current year and during 2006, with some effect on the overall supply/demand balance in 2006. The viability of several smelters in Europe and the US is uncertain due to the significant increases in energy prices. According to a survey made by EAA (the European Aluminium Association), European smelters have significant volumes of power supply under contracts to be renewed during 2006 and 2007. Recent developments in Chinese primary aluminium exports indicate a future decline in exports compared to 2004 and the first half of 2005.
The European rolled product market is expected to be largely flat during the fourth quarter of 2005, according to an estimate made by the EAA, as customers continue to reduce inventories. Some improvement is expected in 2006, as customer inventory levels begin to stabilize. Standard product margins are likely to remain under pressure for the remainder of 2005, while margins for specialized products should remain firm.
The European extrusion market is expected to remain relatively weak in the fourth quarter of 2005. However, some improvement is gradually expected in orders and shipments as customer inventory reductions cease.
US rolled and extrusion demand is expected to increase, but growth rates are likely to be lower, reflecting expected general economic developments.
The global light vehicle automotive market is expected to grow moderately during the next few months. However, sales in the US market may decline in the coming months, following the very strong incentive-based sales during the summer. The European market is expected to improve moderately.
The realized effect of the Sunndal hedge program (see discussion under Metals Operating Income below), which is comprised of LME future contracts and US dollar forward contracts, is expected to be slightly negative during the fourth quarter of 2005. Realized effects of the program will be marginal for the remainder of 2005 since the LME futures are spread evenly over the quarters, while the amounts relating to the US dollar forward contracts are substantially lower during the second half of the year. LME future contracts and USD forward contracts underlying the hedge were priced at approximately US dollar 1,500 and NOK 9.3 respectively.
Improvement programs and plant closures
In the second quarter of 2005, Hydro decided to close two primary aluminium plants located in Germany as a result of increasing power prices. In addition, Hydro will close the Søderberg production lines in Norway at its Høyanger smelter during the first quarter 2006, and at its Årdal smelter. The timing of closing the Søderberg production line at the Årdal smelter will be decided by the end of the first quarter of 2006. In total, the plant closures will result in a reduction of approximately 180,000 tonnes of primary aluminium capacity for Hydro. Total related costs are expected to reach NOK 1 billion. The closures will increase the competitiveness of Hydro’s upstream operations.
Hydro has initiated an improvement program at its Rheinwerk smelter located in Neuss, Germany, in order to partly mitigate the negative effects of higher energy prices.
Costs related to the closure of the Leeds automotive plant in the UK amounted to NOK 192 million for the first nine months of 2005. Sales of assets related to the plant are somewhat delayed but are expected to be completed by the first half of 2006.
Metals
Operating income
Metals operating income for the third quarter of 2005 amounted to NOK 823 million, compared with an operating income of NOK 1,016 million for the third quarter of 2004.
Hydro’s realized aluminium price strengthened to US dollar 1,770 per tonne in the third quarter of 2005, compared to US dollar 1,667 per tonne for the same quarter of 2004. The realized

1)	The results exclude the effects of marked-to-market adjustments on LME contracts entered into by Sourcing and Trading. Such effects are included as part of Other and eliminations along with unrealized gains and losses on LME contracts entered into by other units in Aluminium. Gains and losses on LME contracts are included in the various units’ results when realized. In addition, the results exclude gains and losses on currency contracts purchased to hedge currency positions resulting from operations, which are included in financial items.

Hydro’s Quarterly Report Third quarter — 2005 | 13
NOK/US dollar exchange rate declined by 7 percent, to NOK 6.53 over the same period. Measured in Norwegian kroner, the realized aluminium price decreased by approximately 2 percent.
Margins declined in the third quarter by NOK 260 million, compared with the same quarter of 2004. Positive effects relating to higher aluminium prices and product premiums measured in US dollars were offset by the negative impact from the currency developments as well as higher raw material and energy costs.
Realized effects of the Sunndal hedges positively impacted the results by NOK 17 million in the third quarter, compared with NOK 71 million in the same quarter of the previous year and NOK 117 million in the second quarter of 2005. The third quarter included a realized loss of NOK 51 million on related LME future contracts and a gain on US dollar forward contracts of NOK 69 million.
Operating income for Sourcing and Trading amounted to NOK 188 million in the third quarter of 2005, compared with NOK 176 million in the third quarter of 2004. Unrealized effects on LME contracts and currency contracts relating to Sourcing and Trading, which are excluded from the amounts above1), amounted to a net negative effect of about NOK 105 million in the third quarter, compared to a net negative effect of NOK 102 million in the third quarter of 2004.
Volumes for the quarter relating to Hydro’s primary smelter production increased approximately 5 percent compared with the same quarter of 2004. The increase mainly reflected new capacity resulting from the Sunndal expansion in Norway and Alouette expansion in Canada. In total, increased shipments resulted in improved operating results of approximately NOK 95 million for the third quarter of 2005 compared with the same quarter of 2004.
Fixed costs increased NOK 41 million for the third quarter compared with the same quarter of 2004 mainly as a result of higher capacity in Alouette and costs related to the Qatar project.
Operating income for the first nine months amounted to NOK 2,766 million compared with NOK 2,809 million in the same period of the last year. Positive effects of higher realized aluminium prices together with increased capacity and improved capacity utilization, were more than offset by higher raw material and energy costs and a 7 percent decline in the realized USD/NOK exchange rate.
Adjusted EBITDA
Adjusted EBITDA for Metals in the third quarter of 2005 was NOK 1,428 million, compared to NOK 1,659 million in the third quarter of 2004.
Projects under development
The expansion project in Alouette, Canada (owned 20 percent by Hydro), reached full production during the quarter. The project was completed ahead of schedule and on budget.
The expansion of Alunorte in Brazil (owned 34 percent by Hydro) is expected to be completed by the third quarter of 2006 and is proceeding according to schedule and on budget.
Qatar Petroleum Company and Hydro are jointly progressing on the aluminium project in Qatar. Preparations for the project continue in order to facilitate a final decision in 2006.
Rolled Products
Rolled products operating income for the third quarter of 2005 was NOK 182 million, compared to NOK 167 million in the corresponding quarter of 2004. The improvement resulted mainly from volume increases of about 4 percent partly offset by continued decline in margins.
Margins measured in Euro for the third quarter were slightly lower than the corresponding quarter of 2004 due to ongoing pressure on margins for standard products. Positive effects resulting from continued improvements in product mix were more than offset by the negative market effects. Margins measured in Norwegian kroner declined to an even greater extent due to the stronger NOK/Euro exchange rate.
Operating income included a negative metal effect 2) of NOK 26 million in the third quarter compared to a positive metal effect of NOK 10 million in the third quarter of 2004, reflecting declining metal prices. For the first nine months of the year, operating income included a positive metal effect of NOK 47 million, compared with a positive effect of NOK 148 million in the same period last year.
Sales volumes increased by 4 percent mainly in the lithographic sheet segment, improving operating income by NOK 56 million compared to the same quarter of 2004. The start-up of a new lithographic line in Germany contributed to the volume increase.
Operating income for the first nine months amounted to NOK 720 million, compared to NOK 593 million last year. The improvement resulted mainly from the reversal of loss accruals in the magnitude of NOK 100 million and from a settlement of roughly NOK 40 million received relating to operations in Malaysia. In addition, a volume increase of some 2 percent for the nine-month period was offset by reduced margins.

2)	Rolled Products’ sales prices are based on a margin over the metal price. The production and logistic process of rolled products has a duration of two to three months. As a result, margins are impacted by timing differences resulting from the FIFO (first in, first out) inventory valuation method, due to changing aluminium prices during the production process. Decreasing aluminium prices in Euro results in a negative metal effect while increasing prices have the opposite effect.

14	| Hydro’s Quarterly Report Third quarter — 2005
Adjusted EBITDA
Adjusted EBITDA in the third quarter of 2005 was NOK 343 million, compared to NOK 353 million for the third quarter of 2004. Year-to-date adjusted EBITDA amounted to NOK 1,202 million compared with NOK 1,144 million for the same period in 2004.
Extrusion and Automotive
Operating income
Extrusion and Automotive operating income for the third quarter of 2005 was NOK 47 million, compared with an operating loss of NOK 8 million in the third quarter of 2004. Operating income for the Extrusion sector amounted to NOK 107 million in the third quarter, compared to NOK 192 million for the third quarter of 2004. The decline reflected reduced volumes and margins. The Automotive sector had an operating loss of NOK 60 million, compared to a loss of NOK 198 million for the third quarter of 2004. The improvement resulted from both fixed and raw material cost reductions partly offset by increased energy costs. Operating results for the prior year also included the closure cost for the Motorcast plant in Leeds amounting to NOK 67 million. The weak third quarter results for the Automotive sector reflected seasonal factors as well as weaker results at the magnesium plant in Becancour, Canada, and operations in North America.
Overall margin developments for the Extrusion sector were negative compared to the third quarter of 2004, both in local currency and measured in Norwegian kroner. However, Building Systems margins were higher than in the third quarter of last year. Margins for the Automotive sector improved compared with the same quarter of 2004, positively influenced by an improved product mix within Magnesium and in Automotive Castings operating units.
Total volumes for the Extrusion sector were lower in the quarter compared to the third quarter of 2004. European volumes declined 7 percent due to weaker market conditions, while US extrusion volumes increased. Volumes for Building Systems increased in the third quarter compared with the corresponding quarter last year. Automotive sector volumes declined due to the weaker market conditions as well as closed and divested businesses.
Automotive fixed cost developments were lower compared to the third quarter of last year. This mainly reflects fixed cost reductions due to closed and divested units, and improvement programs.
Operating income for the first nine months of the year for Extrusion and Automotive amounted to NOK 81 million, compared with NOK 370 million in the same period of last year. Operating income for the Extrusion sector amounted to NOK 240 million for the first nine months of 2005, compared to NOK 520 million in the same period of 2004. The decline reflected reduced volumes and margins in addition to provisions for bad debts and rationalization costs amounting to NOK 120 million incurred in the second quarter of 2005. The Automotive sector had an operating loss of NOK 162 million for the first nine months of 2005, compared to a loss of NOK 148 million in the same period of 2004. The decline reflected additional costs related to the close down of the Leeds automotive plant in UK amounting to NOK 73 million. The additional costs were partly offset by overall performance improvements, especially within castings operations.
Adjusted EBITDA
Adjusted EBITDA in the third quarter of 2005 was NOK 387 million compared with NOK 401 million in the same quarter of 2004. Year to date adjusted EBITDA amounted to NOK 1,172 million compared to NOK 1,542 million in the same period of last year.
Other and Eliminations
Unrealized losses on LME contracts amounted to NOK 231 million compared with unrealized losses of NOK 286 million in the third quarter of 2004. These unrealized losses mainly relate to operational hedges for sub-segments in Aluminium for which hedge accounting is not applied. Offsetting changes to the value of physical contracts, which are not marked to their market value, are not reflected in the results. Gains and losses relating to changes in the value of the physical contracts will be included in the results of the sub-segments when realized along with the effects of other contracts for which hedge accounting is applied.

Hydro’s Quarterly Report Third quarter — 2005 | 15
Other activities
Operating income (loss)

	Third quarter		01.01-30.09		Year
NOK million	2005	2004	2005	2004	2004

Polymers	(36)	117	178	181	254
Other	(152)	146	(82)	222	58

Total	(188)	263	96	403	312

Adjusted EBITDA

	Third quarter		01.01-30.09		Year
NOK million	2005	2004	2005	2004	2004

Polymers	91	244	563	542	774
Other	(10)	251	530	657	589

Total	81	495	1,093	1,199	1,363

Other activities consists of BioMar Holding A/S, Hydro’s internal services, the casualty insurance company Industriforsikring and Polymers (formerly Petrochemicals).
Hydro other businesses
Polymers
Hydro Polymers incurred an operating loss amounting to NOK 36 million in the third quarter of 2005, compared to operating income of NOK 117 million for the third quarter of 2004. The decline primarily resulted from lower S-PVC prices and higher raw materials costs partly offset by higher sales volumes. A major planned maintenance shutdown of the Noretyl ethylene cracker, a 50 percent Hydro investee, made it necessary to purchase ethylene to feed downstream installations contributing to the higher raw material costs. During the shutdown, process improvements will also be made at the cracker resulting in a capacity expansion of 50,000 tonnes per year for Hydro Polymers. The improvements will be completed in the fourth quarter of 2005.
Operating income for the first three quarters of 2005 amounted to NOK 178 million, which is approximately the same level as last year. Sales prices were higher and fixed costs were lower during the period, but volumes were down and raw material cost was higher, as a result of increased oil prices.
Regular production started at the new chlorine plant at Rafnes during the third quarter of 2005.
Other
Other activities resulted in an operating loss amounting to NOK 152 million in the third quarter, compared to operating income of NOK 146 million in the same quarter of 2004. The loss for the current quarter includes an accrual of approximately NOK 170 million recorded by the Hydro’s casualty insurance company, Industriforsikring, for losses incurred within a mutual insurance company of which it is a member. The charges relate to losses resulting from the extreme weather experienced in the US relating to hurricane Katrina. In addition, the results for other activities in the quarter include an accrual of NOK 90 million for pension costs relating to Hydro’s interest in Biomar.
Adjusted EBITDA for Other activities for the first nine months of 2005 included NOK 233 million of other income relating to the sale of the Company’s remaining interest in Pronova Biocare.
Corporate Activities and Eliminations
Corporate activities and eliminations incurred an operating loss amounting to NOK 306 million for the quarter, compared to an operating loss of NOK 595 million in third quarter of 2004. For the first nine months of 2005, Corporate activities and eliminations had an operating income of NOK 452 million, compared to an operating loss of NOK 1,069 million for the first nine months of 2004.
The result for the third quarter of 2005 includes a credit of NOK 3 million relating to the elimination of unrealized losses on power purchase contracts, compared to a corresponding charge of NOK 278 million in the third quarter of 2004. For the first nine months of 2005, the elimination resulted in a credit of NOK 1,073 million, compared to a credit of NOK 74 million for the first nine months of 2004.

16 | Hydro’s Quarterly Report Third quarter — 2005
Hydro Energy is responsible for ensuring the supply of electricity for Hydro’s own consumption, and has entered into sales contracts with other units in the Group. Certain of these sales contracts are recognized at market value by Hydro Energy, while the related internal purchase contracts are regarded as normal purchase agreements by the consuming unit and are not recognized at market value. The elimination of the market value adjustment within Hydro Energy resulted in the positive effect on the operating income indicated above.
The amount eliminated for the first nine months of 2005 included roughly NOK 400 million relating to a significant power contract newly classified as a derivative for accounting purposes. Hydro periodically reconsiders its contract portfolio and related markets to ensure that conclusions regarding its derivative accounting treatment are current, and to evaluate future market liquidity in order to value such contracts. During the first quarter, Hydro concluded that market conditions support classifying one additional significant power contract as a derivative requiring marked-to-market valuation and recognition.
The power purchase contracts have a long duration and can result in significant unrealized gains and losses, impacting the reported results in future periods. The magnitude of the reported effects depends on changes in forward prices for electricity and changes in the contract portfolio.
Net costs related to pensions and related social security for the quarter amounted to NOK 154 million, compared to NOK 250 million in the corresponding quarter of 2004. Corresponding costs for the first nine months of 2005 were NOK 344 million, compared to NOK 826 million for the first nine months of the previous year. The amount for the first nine months of 2005 included the reversal of a settlement loss of NOK 154 million charged to Extrusion and Automotive related to the plant closure in Leeds. Such losses are required to be amortized in Hydro’s consolidated accounts. The effect of reversing the charge and amortizing the unrecognized net losses is included in the result for the period. Net pension costs also declined for the first nine months of the year due to increased recovery of pension costs from Hydro’s operating units.
Finance

	Third quarter		01.01-30.09		Year
NOK million	2005	2004	2005	2004	2004

Interest income	227	189	631	574	973
Dividends received / net gain (loss) on securities	101	38	264	177	190

Interest income and other financial income	328	227	895	751	1,163

Interest expense	(323)	(538)	(1,190)	(1,703)	(2,077)
Capitalized interest	219	222	615	520	664
Net foreign exchange gain (loss)	(46)	424	(1,558)	(256)	1,350
Other	(21)	(28)	(73)	(76)	(964)

Interest expense and foreign exchange gain/(loss)	(171)	80	(2,206)	(1,515)	(1,027)

Net financial income (expense)	157	307	(1,311)	(764)	136

Net financial income for the third quarter amounted to NOK 157 million, including a net foreign currency loss of NOK 46 million. The net loss included currency gains on Hydro’s US dollar denominated debt and foreign currency contracts resulting from a slightly weaker US dollar at the end of the third quarter of 2005 than at the end of the previous quarter, and currency losses on working capital due to fluctuations in US dollar and other currency exchange rates during the quarter. The third quarter of 2004 included a net currency gain amounting to NOK 424 million.
The reduction in net interest expense for the quarter compared to the same quarter of 2004 resulted primarily from a NOK 7 billion reduction in average interest-bearing debt and the reversal of accrued interest relating to tax disputes which were resolved during the quarter.
Net interest-bearing debt decreased by about NOK 9 billion during the quarter due to strong cash flow from operations. At the end of the quarter, cash and other investments were about NOK 8 billion higher than the total interest-bearing debt. Taxes of NOK 16 billion were paid on 3 October, compared to a tax payment of NOK 11.1 billion on 1 October 2004.
Hydro’s adjusted debt/equity ratio, defined as net interest-bearing debt (including net unfunded pension obligations, after tax, and the present value of operating lease obligations) divided by equity plus minority interest, was 0.04 at the end of the quarter, compared to 0.14 at the end of the second quarter of 2005.

Hydro’s Quarterly Report Third quarter — 2005 | 17
Tax
The provision for current and deferred taxes for the first nine months of 2005 amounted to NOK 23,895 million, approximately 67 percent of income from continuing operations before tax. Substantially all of the amount consists of current taxes. The equivalent amount for the first nine months of 2004 was NOK 17,474 million, approximately 69 percent of income from continuing operations before tax.
The high tax percent in both 2005 and 2004 resulted from oil and gas activities in Norway, which account for a relatively large part of earnings and are charged a marginal tax rate of 78 percent.
Discontinued Operations
Income from discontinued operations was zero for the first nine months of 2005 compared to NOK 1,083 million for the first nine months of the previous year. The amount relates to activities transferred to Yara International ASA in the agri demerger transaction completed 24 March 2004. All results directly connected to the demerged operations as well as the demerger transaction costs and gains are included in income from discontinued operations. The amount includes Yara’s results for the period up to its listing on the Oslo Stock Exchange and the direct costs of the demerger. The amount also includes Hydro’s gain from the sale of its 20 percent shareholding in Yara, amounting to NOK 385 million after tax. The effects of internal transactions, including interest and currency gains and losses, are excluded from income from discontinued operations. Additional information relating to discontinued operations and specification of related amounts can be found later in this report.
Oslo, 24 October 2005
Board of Directors

18 | Hydro’s Quarterly Report Third quarter — 2005
Liquidity and Capital Resources
Reference is made to the “Liquidity and Capital Resources” section of the Hydro’s annual report filed on Form 20-F for the year ended 31 December 2004 (the 2004 20-F).
Cash flow
Hydro has historically financed its operations primarily through cash generated by operating activities. During the first nine months of 2005, the net cash generated by the Company’s operations of NOK 25,385 million was more than sufficient to fund the net cash used in investing activities of NOK 15,877 million including net short-term investments in bank term deposits of NOK 5,617 million.
Net cash provided by operating activities amounted to NOK 25,385 million for the nine months ended 30 September 2005, which was slightly higher than the corresponding period of 2004. The effects of higher earnings from continuing operations were partly offset by higher working capital for the first nine months of 2005. Net cash provided by operating activities amounted to NOK 24,374 million for the nine months ended 30 September 2004.
Net cash used in investing activities in the first nine months of 2005 amounted to NOK 15,877 million compared to NOK 10,178 million for the same period of 2004, higher by NOK 5,699 million. This increase was primarily due to significantly higher net purchases of short-term investments reflecting a change in investment policy during 2004. Hydro’s previous policy required that all cash should be deposited with a maximum maturity of 3 months. However, to take advantage of somewhat higher interest rates, as well as having the opportunity of matching maturities with specified and known large cash outflows (e.g. oil tax payments, dividend payments, etc.), the maximum maturity for the cash deposits has been increased to 12 months. During the first nine months of 2005, NOK 15,162 million of Hydro’s liquidity was deposited on bank term deposits with original maturities beyond 3 months and NOK 9,545 million was withdrawn. As a result, such amounts are classified as net cash used in investing activities and included in short-term investments on the balance sheet.
Net cash used in financing activities was NOK 7,128 million for the nine months ended 30 September 2005 compared to net cash used in financing activities of NOK 8,393 million for the corresponding period of 2004, a decrease of NOK 1,265 million. The impact of substantially lower loan repayments, lower cash payments for repurchases of ordinary shares and higher loan proceeds were partially offset by higher dividends payments in 2005 resulting in an overall decrease in net cash used in financing activities.
Hydro’s agri business was transferred to Yara International ASA on 24 March 2004 in a demerger transaction. Net cash provided by discontinued operations included cash flows from activities transferred to Yara and expenses directly related to the demerger which, in total, amounted to NOK 9,574 million for the first nine months of 2004. See Note 9 to Hydro’s financial statements “Discontinued Operations” for further analysis of this item.
Liquidity
Cash and cash equivalents (cash positions) as of 30 September 2005 were NOK 16,607 million compared to NOK 14,366 million as of 31 December 2004, an increase of NOK 2,241 million. Hydro’s cash positions and short-term investments including bank term deposits amounted to NOK 33,367 million as of 30 September 2005 compared to NOK 25,336 million as of 31 December 2004.
In the third quarter of 2005, Hydro entered into an agreement to acquire the US-based Spinnaker Exploration Company, with significant assets and production in the Gulf of Mexico. The agreement is pending approval by Spinnaker Exploration shareholders and regulatory agencies. If approved, Hydro plans to finance the acquisition by drawing upon its cash reserves and short term borrowing facilities.
As previously disclosed in the Hydro’s 2004 20-F, Hydro continues to believe that cash from continuing operations, together with the liquid holdings and available credit facilities will be more than sufficient to meet its planned capital expenditures, operational requirements and debt repayments in 2005.
Disclosures about market risk
Reference is made to Item 11 in the Company’s Form 20-F for the year ended 31 December 2004 (the 2004 20-F).
During the first nine months of 2005, Hydro’s positions in certain aluminium, energy, and other financial instruments, and their related market prices, have changed in such a manner that Hydro’s exposure to commodity price has decreased, foreign currency risk has increased whilst interest rate risk has remained stable.
The decrease in commodity price risk was due to more balanced derivative positions in Hydro’s oil, gas and aluminium operations compared to year-end 2004. This resulted in an overall decrease in the hypothetical loss in the fair value of Hydro’s commodity instruments.
An increase in cash positions and short-term investments have increased the positive fair value of financial instruments compared to year-end 2004. Due to the short-term nature of these instruments and their low interest rates, this increase in fair value has not significantly impacted the hypothetical loss in the fair value of Hydro’s financial instruments.
Foreign currency risk has increased since Hydro as of 1 January 2005 no longer designates portions of its long-term debt and certain

Hydro’s Quarterly Report Third quarter — 2005 | 19
forward currency contracts as hedges of net investments in foreign subsidiary companies. Any currency gain or loss on these instruments in 2005 will be reflected in earnings for 2005.
These factors have led to a decrease and increase in the hypothetical losses in the fair value of commodity instruments and financial instruments, respectively, as disclosed in the sensitivity analysis provided under Item 11 in the 2004 20-F. As discussed in the 2004 20-F, the hypothetical loss does not include, among other things, certain positions necessary to reflect the net market risk of Hydro. Therefore, Hydro’s management cautions against relying on the information presented.
The remaining activities for the first nine months of 2005 have not materially affected the other hypothetical losses in the fair value that were disclosed in the sensitivity analysis provided under Item 11 in the 2004 20-F.
New Pronouncements
EITF Issue No. 04-13
During the third quarter the FASB ratified the consensus reached by the EITF on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. The issue arose specifically related to buy/sell arrangements within the oil and gas industry. The EITF concluded that inventory purchase and sale transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Opinion 29 (Non-monetary exchanges). The Task Force also concluded that exchanges of inventory should be recognized at carryover basis except for exchanges of finished goods for either raw materials or work-in-process, which would be recognized at fair value. Issue No. 04-13 is effective for new arrangements entered into in the first interim period beginning after 15 March 2006. Hydro will implement EITF 04-13 no later than second quarter of 2006. Hydro is evaluating the new requirement, but does not expect it to materially impact the results of operations or financial position.
Altersteilzeit (ATZ) Early Retirement Programs
In June 2005, the EITF reached a consensus on Issue No. 05-05 “Accounting for the Altersteilzeit Early Retirement Programs and Similar Type Arrangements”. An Altersteilzeit Type II program is an early retirement program supported by the German government. This Issue addresses the accounting treatment of the annual bonus and additional pension contributions. The EITF consensus is that employee benefits provided under a Type II ATZ arrangement should be accounted for as a termination benefit under FASB Statement 112. Recognition of the cost of the benefits begins at the time individual employees enroll in the ATZ arrangements (e.g., sign a contract). The German government provides a subsidy to an employer related to the early retirement benefit payments if the employer has hired replacement employees. The EITF concluded that subsidies received under the ATZ arrangements should be accounted for when the employer meets the criteria necessary to receive the subsidy.
The consensus is effective for plans within its scope in the first fiscal year that begins after 15 December 2005. Any change due to the application of the consensus should be considered a change in estimate that is indistinguishable from a change in accounting principle. Accordingly, the effect of the change in estimate should be included in the statement of operations in the period of adoption. Hydro has operations in Germany and is currently evaluating the number of employees enrolled in ATZ programs and the associated accounting impact. Hydro does not expect the adoption of EITF 05-05 to materially impact the results of operations or financial position.
Asset Retirement Obligations
In March 2005, FASB issued FASB Interpretation (FIN) No. 47 “Accounting for Conditional Asset Retirement Obligations”. This Interpretation is a clarification of the term “Conditional Asset Retirement Obligation” as used in FASB Statement No. 143 “Accounting for Asset Retirement Obligations” and requires an entity to recognize a liability for a legal obligation to perform asset retirement activities when the retirement of the asset is conditional on a future event. Hydro’s current practice is to account for asset retirement obligations that are conditional on a future event in the period that the conditional event occurs. This Interpretation will be implemented as of 31 December 2005. Hydro is currently in the process of identifying and measuring such conditional asset retirement obligations.
Suspended well cost
In March 2005, the FASB issued FASB Staff Position No. FAS 19-1, to provide guidance in the accounting for exploratory well costs. Paragraph 19 of FASB Statement No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (FAS 19), requires costs of drilling exploratory wells to be capitalized pending determination of whether the well has found proved reserves. Questions have arisen in practice about the application of this guidance due to changes in oil-and gas-exploration processes and life cycles. The issue was whether there are circumstances that would permit the continued capitalization of exploratory well costs if reserves cannot be classified as proved within one year following the completion of drilling, other than when additional exploration wells are necessary to justify major capital expenditures and those wells are underway or firmly planned for the near future. The FSP amended FAS 19 to allow suspended well costs to remain capitalized beyond one year from drilling if certain specific criteria are met, and certain disclosures are provided. The FSP is effective for periods beginning on or after 4 April 2005. Hydro has not recognized any changes to the amounts previously capitalized. Required disclosures include information about any impairment charges related to capitalized well costs that were capitalized for a period of greater than one year after the completion of drilling at the most recent

20 | Hydro’s Quarterly Report Third quarter — 2005
annual balance sheet date. Hydro has not incurred any such impairment charges during the first nine months of 2005.
Recognition of buy/sell arrangements
In February 2005, the SEC issued guidance requiring companies to provide disclosures about their buy/sell arrangements. A buy/sell arrangement is one in which a company buys and sells a commodity with the same counterparty under a single contract or separate contracts entered into concurrently. The first issue, recently discussed by the EITF and now addressed by EITF 04-13, concerns whether such buy/sell arrangements should be considered non-monetary exchanges accounted for at historical cost in accordance with APB Opinion No. 29, and, if so, when, if at all, could such arrangements be accounted for at fair value. A second issue is whether buy/sell arrangements should be presented gross as revenue and expense in the income statement, or whether such arrangements should be presented net.
Hydro currently presents the trading of derivative commodity instruments and physical commodities where net settlement occurs on a net basis, with the margin included in operating revenues. Trading of physical commodities, which are not net settled, are generally presented on a gross basis in the income statement. In response to the SEC guidance, Hydro has reviewed its presentation of certain buy/sell arrangements whereby commodities are sold and bought with the same counterparty. Hydro currently has two such arrangements, entered into during 2003, involving the sale and repurchase of natural gas at different locations with the same counterparty. These buy/sell arrangements are similar to Hydro’s normal trades of physical commodities in that Hydro takes title to the product. However, they differ from the normal trades because the underlying business transaction is the swap of physical commodities rather than the sale of physical commodities. The main purpose of the arrangements is to relocate gas for resale to customers. Hydro has concluded that net presentation on the income statement is a better representation of the underlying business purpose of the contract. As a result, effective 1 January 2005, these arrangements have been presented net in the income statement, and therefore, no revenues have been recorded under these arrangements during 2005. Both of these arrangements were previously presented gross in the income statement, and have been reclassified for comparison purposes. Total revenue under these two contracts was NOK 1,449 million for 2004, of which NOK 442 million related to the first quarter of 2004, NOK 375 related to the second quarter of 2004 and NOK 352 related to the third quarter of 2004. All quantities delivered and received under these arrangements were exchanged between counterparties in the same period. Hydro also has some buy/sell arrangements presented gross in the income statement involving the same counterparty in the metal business. Such arrangements involve transactions in alumina and standard aluminum qualities. A renewed evaluation of these arrangements resulted in the conclusion that they are more properly presented net. Total revenue under such contracts was NOK 85 million in 2004, of which NOK 74 million related to the first quarter of 2004 and NOK 11 million related to the second quarter of 2004.
Share-Based Payment
In December 2004, FASB issued its revised Statement of Financial Accounting Standards No. 123, Share-Based Payment (SFAS 123(R)), and on 31 August 2005, the FASB issued FSP No. FAS 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R)”. The amended standard and FSP require all share-based payment plans to be recognized in the financial statements at fair value as of the grant date. As a result, the intrinsic value method currently applied by Hydro will no longer be allowed after implementation of SFAS 123(R). In accordance with the adoption date for foreign filers as revised by the SEC, SFAS 123(R) and FSP No. FAS 123(R)-1 will be adopted as of 1 January 2006. The impact of the revised standard is not expected to be material for Hydro’s current share - based payment plans.
Forward looking statements
In order to utilize the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Hydro is providing the following cautionary statement:
This document contains (and oral communications made by or on behalf of Hydro may contain) forecasts, projections, estimates, statements of managements’ plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, targeted production volumes, capacity or rate, start-up costs, cost reductions, profit objectives, and various expectations about future developments in Hydro’s markets (particularly prices, supply and demand, and competition), results of operations, margins, risk management and so forth. These forward-looking statements are based on a number of assumptions and forecasts, including world economic growth and other economic indicators (including rates of inflation and industrial production), trends in Hydro’s key markets, and global oil and gas, and aluminium, supply and demand conditions. By their nature, forward-looking statements involve risk and uncertainty and various factors could cause Hydro’s actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. For a detailed description of factors that could cause Hydro’s actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended 31 December 2004, and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

Hydro’s Quarterly Report Third quarter — 2005 | 21
To the Board of Directors and Shareholders of
Norsk Hydro ASA
Oslo, Norway
We have reviewed the accompanying condensed consolidated balance sheets of Norsk Hydro ASA and subsidiaries as of 30 September 2005 and 2004, and the related condensed consolidated statements of income for the three-month and nine-month periods then ended, and of cash flows for the nine-month period then ended. These interim financial statements are the responsibility of the Company’s management.
We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Norsk Hydro ASA and subsidiaries as of 31 December 2004, and the related consolidated statements of income, comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated 2 March 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements as of 31 December 2004, and for the year then ended, are fairly stated, in all material respects, in relation to the consolidated financial statements from which they have been derived.
Deloitte Statsautoriserte Revisorer AS
Oslo, Norway
24 October 2005

22 | Hydro’s Quarterly Report Third quarter — 2005
Condensed consolidated statements of income
(unaudited)

	Third quarter			01.01-30.09			Year
	2005	2005	2004	2005	2005	2004	2004
Million, except per share data	NOK	EUR 1)	NOK	NOK	EUR 1)	NOK	NOK

Operating revenues	44,612	5,673	38,176	128,883	16,389	115,122	153,891
Depreciation, depletion and amortization	3,536	450	3,500	10,598	1,348	10,788	16,898
Other operating costs	28,103	3,573	26,629	82,303	10,466	78,721	105,168
Restructuring costs	—	—	—	—	—	—	(22)

Operating income	12,973	1,650	8,047	35,982	4,575	25,613	31,847

Equity in net income of non-consolidated investees	237	30	287	696	89	539	628
Financial income (expense), net	157	20	307	(1,311)	(167)	(764)	136
Other income (loss), net	—	—	—	233	30	110	169

Income from continuing operations before tax and minority interest	13,367	1,700	8,641	35,600	4,527	25,498	32,780

Income tax expense	(9,182)	(1,168)	(6,083)	(23,895)	(3,039)	(17,474)	(21,197)
Minority interest	(2)	—	(78)	(252)	(32)	(185)	(106)

Income from continuing operations	4,183	532	2,480	11,453	1,456	7,839	11,477

Income from discontinued operations	—	—	—	—	—	1,083	1,083

Net income	4,183	532	2,480	11,453	1,456	8,922	12,560

Basic and diluted earnings per share from continuing operations (in NOK and Euro) 2)	16.60	2.11	9.80	45.60	5.80	30.80	45.10
Basic and diluted earnings per share from discontinued operations (in NOK and Euro) 2)	—	—	—	—	—	4.20	4.20
Basic and diluted earnings per share (in NOK and Euro) 2)	16.60	2.11	9.80	45.60	5.80	35.00	49.40

Weighted average number of outstanding shares	250,904,886	250,904,886	254,138,918	250,922,839	250,922,839	255,123,039	254,411,433

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 September 2005, which was 7.8641.

2)	Basic earnings per share are computed using the weighted average number of ordinary shares outstanding. There were no diluting elements.
  The accompanying notes are an intergral part of these consolidated financial statements.

Hydro’s Quarterly Report Third quarter — 2005   |  23
Condensed consolidated balance sheets
(unaudited)

	30 September			31 December
	2005	2005	2004	2004
Million, except per share data	NOK	EUR1)	NOK	NOK

Assets

Cash and cash equivalents	16,607	2,112	30,246	14,366
Short-term investments	16,760	2,131	1,632	10,970
Receivables and other current assets	38,851	4,940	37,251	32,219
Inventories	14,225	1,809	12,458	12,851

Total current assets	86,443	10,992	81,587	70,406

Property, plant and equipment, less accumulated depreciation, depletion and amortization	108,060	13,741	109,848	106,117
Other assets	23,711	3,015	22,922	23,720

Total non-current assets	131,771	16,756	132,770	129,837

Total assets	218,214	27,748	214,357	200,243

Liabilities and shareholders’ equity

Bank loans and other interest bearing short-term debt	4,324	550	3,326	3,785
Current portion of long-term debt	397	50	549	568
Other current liabilities	51,406	6,536	46,962	41,724

Total current liabilities	56,127	7,136	50,837	46,077

Long-term debt	20,456	2,601	26,718	19,487
Other long-term liabilities	19,462	2,475	16,962	17,703
Deferred tax liabilities	29,206	3,714	33,248	29,515

Total long-term liabilities	69,124	8,790	76,928	66,705

Minority shareholders’ interest in consolidated subsidiaries	1,357	173	1,792	1,571

Share capital	4,739	603	4,830	4,739
Other shareholders’ equity	86,867	11,046	79,970	81,151

Shareholders’ equity	91,606	11,649	84,800	85,890

Total liabilities and shareholders’ equity	218,214	27,748	214,357	200,243

Total number of outstanding shares	250,762,464	250,762,464	253,030,420	250,839,230

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 September 2005, which was 7.8641.

The accompanying notes are an intergral part of these consolidated financial statements.

24   |  Hydro’s Quarterly Report Third quarter – 2005
Condensed consolidated statements of cash flows
(unaudited)

	Nine months ended
	30 September			Year
	2005	2005	2004	2004
Million	NOK	EUR 1)	NOK	NOK

Operating activities:

Net income	11,453	1,456	8,922	12,560

Adjustments:
Depreciation, depletion and amortization	10,598	1,348	10,788	16,898
Other adjustments	3,334	424	4,664	(1,734)

Net cash provided by operating activities	25,385	3,228	24,374	27,724

Investing activities:

Purchases of property, plant and equipment	(11,819)	(1,503)	(11,243)	(16,187)
Purchases of other long-term investments	(444)	(56)	(554)	(858)
Purchases of short-term investments	(15,162)	(1,929)	(10)	(9,166)
Proceeds from sales of property, plant and equipment	1,256	160	475	837
Proceeds from sales of other long-term investments	747	95	1,143	1,400
Proceeds from sales of short-term investments	9,545	1,214	11	12

Net cash used in investing activities	(15,877)	(2,019)	(10,178)	(23,962)

Financing activities:

Loan proceeds	677	86	101	143
Principal repayments	(1,663)	(211)	(4,028)	(9,271)
Ordinary shares purchased	(1,177)	(150)	(1,684)	(1,684)
Ordinary shares issued	56	7	29	44
Dividends paid	(5,021)	(638)	(2,811)	(2,811)

Net cash used in financing activities	(7,128)	(906)	(8,393)	(13,579)

Foreign currency effects on cash	(139)	(18)	(4)	(264)

Net cash provided by discontinued operations	—	—	9,574	9,574

Net increase (decrease) in cash and cash equivalents	2,241	285	15,373	(507)

Cash and cash equivalents at beginning of period	14,366	1,827	14,873	14,873

Cash and cash equivalents at end of period	16,607	2,112	30,246	14,366

1)	Presentation in Euro is a convenience translation based on the exchange rate at 30 September 2005, which was 7.8641.

The accompanying notes are an intergral part of these consolidated financial statements.

Hydro’s Quarterly Report Third quarter — 2005   |  25
Notes to the condensed consolidated financial statements
1. Accounting policies
The condensed consolidated interim financial statements and notes should be read in conjunction with the consolidated financial statements and notes for the year ended 31 December 2004 included in Norsk Hydro’s Annual Report on Form 20-F. The condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP). The interim financial statements are unaudited and reflect all adjustments which are, in the opinion of management, necessary to present fairly the results of operations for the periods presented. Presentation of comparative figures are for the corresponding period in 2004 unless otherwise stated. Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2005 presentation.
2. Short-term investments

	30 September		31 December
NOK million	2005	2004	2004

Bank time deposits	14,751	3	9,150
Marketable equity securities	523	373	416
Debt securities and other	1,486	1,256	1,404

Short-term investments	16,760	1,632	10,970

3. Receivables and other current assets

	30 September		31 December
NOK million	2005	2004	2004

Accounts receivable	27,501	27,418	21,562
Allowance for doubtful receivables	(862)	(882)	(891)
Short term deferred tax assets	1,092	1,204	1,070
Prepaid expenses and other current assets	11,120	9,511	10,478

Receivables and other current assets	38,851	37,251	32,219

Provision for doubtful accounts charged to the income statement in the third quarter of 2005 amounted to NOK 42 million compared with NOK 37 million in the third quarter of 2004. Provision for doubtful accounts for the first three quarters of 2005 and 2004 was NOK 129 million and NOK 112 million respectively.
4. Inventories

	30 September		31 December
NOK million	2005	2004	2004

Finished goods	6,404	5,596	6,097
Work in progress	2,431	2,352	2,211
Raw materials	5,390	4,510	4,543
Total inventories	14,225	12,458	12,851

26   |  Hydro’s Quarterly Report Third quarter — 2005
5. Property, plant and equipment

	30 September		31 December
NOK million	2005	2004	2004

Property, plant and equipment, Original cost	224,705	215,043	212,937
Accumulated depreciation	(116,645)	(105,195)	(106,820)

Net property, plant and equipment	108,060	109,848	106,117

6. Other current liabilities

	30 September		31 December
NOK million	2005	2004	2004

Accounts payable	13,145	14,922	13,352
Income taxes payable	24,029	15,870	12,421
Payroll and value added taxes	2,899	2,896	3,142
Accrued liabilities	8,593	9,595	9,534
Other liabilities	2,740	3,679	3,275

Other current liabilities	51,406	46,962	41,724

7. Financial income and expense

	Thirdquarter		01.01. -30.09		Year
NOK million	2005	2004	2005	2004	2004

Interest income	227	189	631	574	973
Dividends received / net gain (loss) on securities	101	38	264	177	190

Interest income and other financial income	328	227	895	751	1,163

Interest expense	(323)	(538)	(1,190)	(1,703)	(2,077)
Capitalized interest	219	222	615	520	664
Net foreign exchange gain (loss)	(46)	424	(1,558)	(256)	1,350
Other	(21)	(28)	(73)	(76)	(964)

Interest expense and foreign exchange gain/(loss)	(171)	80	(2,206)	(1,515)	(1,027)

Net financial income (expense)	157	307	(1,311)	(764)	136

Hydro’s Quarterly Report Third quarter — 2005   |  27
8. Changes in shareholders’ equity

	30 September			Year
NOK million	2005		2004	2004

Shareholders’ equity at beginning of period	85,890		88,080	88,080
Net income	11,453		8,922	12,560
Dividend declared and paid 1)	(5,021)		(2,811)	(2,811)
Foreign currency translation, net	(277)		309	(1,628)
Hedge of net investment and cash flow hedge	(354	)2)	(507)	(19)
Other items recorded directly to shareholders’ equity	(11)		(16)	(134)
Reissue (purchase) of treasury stock	(74)		(1,563)	(2,544)
Demerger Yara International ASA	—		(7,614)	(7,614)

Shareholders’ equity at end of period	91,606		84,800	85,890

1)	Dividend is declared and paid once each year. Dividend declared and paid constitutes NOK 20.00 per share in 2005 and NOK 11.00 per share in 2004.

2)	As of 1 January 2005, Hydro no longer designates certain financial instruments as hedges of net investment in foreign subsidiaries. Therefore, amounts included in the table relating to the current period do not include any effects of such hedges.

All figures are based on generally accepted accounting principles in the United States (US GAAP) unless otherwise stated. Hydro’s accounting principles are included in its 2004 Annual Report. The principles are similar for the interim accounts, with the exception of the new accounting standards implemented on 1 January, 2005 in accordance with the description in the 2004 Annual Report and in this Report.

Comprehensive income
Total comprehensive income is comprised of net earnings, net unrealized gains and losses on securities available for sale, net foreign currency translation adjustments, net unrealized gains and losses on investment hedges, net gains and losses on cash flow hedges, and minimum pension liability adjustment. Total comprehensive income was NOK 10,811 million for the nine months ended 30 September 2005 compared to NOK 8,708 million for the corresponding period of the prior year, an increase of NOK 2,103 million. The increase was primarily related to higher net income which was partly offset by net negative foreign currency translation effects in the first nine months of 2005 as compared to the corresponding period of 2004.
Total comprehensive income for the year ended 31 December 2004 was NOK 10,779 million.
Repurchase of shares
The extraordinary general meeting held on 1 December 2004 authorized Hydro’s Board of Directors to buy back up to 5,617,621 of Hydro’s shares in the market over the following 18 months for the purpose of subsequent cancellation. The Norwegian State has agreed to participate in the redemption and cancellation of a proportional number of shares. The State’s ownership share will, therefore, remain unaffected by the buy-back and cancellation. In total, up to 10 million shares may be cancelled, equivalent to approximately four percent of the outstanding shares. A final decision on cancelling any of the shares repurchased must be approved by a minimum of two-thirds of the shares represented at a General Meeting of shareholders.
The following table shows the total number of shares repurchased in the open market and the average price paid per share for each month starting June 2005, the month Hydro began to buy-back its shares under the program described above:

			Total Number of	Maximum Number of
			Shares Purchased as	Shares that May
	Total Number	Average Price	Part of Publicly	Yet be Purchased
	of Shares	Paid per Share	Announced Plans	Under the Plans
Period	Purchased	in NOK	or Programs	or Programs

June 2005	96,600	531.52	96,600	5,521,021
August 2005	97,400	661.85	97,400	5,423,621
September 2005	116,400	684.66	116,400	5,307,221
Total	310,400	629.84	310,400	5,307,221

As of the filing of this report, the remaining number of shares that may yet be purchased under the same program was 5,307,221.

28   |  Hydro’s Quarterly Report Third quarter — 2005
9. Discontinued operations
In November 2003, Hydro’s Board of Directors concluded a plan to demerge the Hydro’s Agri activities and transfer the operations to a newly formed company, Yara International ASA. The plan was approved by an Extraordinary General Meeting on 15 January 2004. The demerger was completed on 24 March 2004 and Yara was listed on the Oslo Stock Exchange with effect from 25 March 2004. Under the demerger plan the business carried on by Agri was treated as having been carried on for the account and at the risk of Yara International ASA as of 1 October 2003. The demerger was reflected in the accounts as of the completion date, 24 March 2004. In the demerger process, substantial assets and liabilities, including subsidiaries and non-consolidated investees, were transferred to Yara. As a result of the demerger, Hydro’s share capital was reduced by 8.5 percent, representing the estimated relative value of the transferred Agri activities compared to the business activity retained by Hydro. The total equity reduction amounted to NOK 7,614 million. In accordance with the demerger plan, adjustments to the equity reduction may occur relating to the allocation of certain costs and liabilities where amounts are not finalized. Revisions are possible through the end of 2009. Possible related adjustments are not expected to be material.
At the completion date, Hydro’s shareholders received shares in Yara International ASA equal to 80 percent of the total value of Yara, based on a valuation completed at the time of the demerger plan (November 2003). The remaining shares in Yara International ASA were owned by Norsk Hydro ASA. Hydro has subsequently sold its share holdings in Yara in connection with the demerger transaction. The demerger was reflected in Hydro’s accounts based on historical values of the transferred assets and liabilities. Hydro did not recognize any gain or loss, or receive any proceeds, as a result of the demerger transaction. Hydro received proceeds of NOK 2,619 million, and recognized a gain of NOK 533 million, from sale of its 20 percent ownership in Yara in March 2004. The gain is included in “Income from discontinued operations”.
Under the Norwegian public limited companies act section 14-11, Hydro and Yara are jointly liable for liabilities accrued before the demerger date. This statutory liability is unlimited in time, but is limited in amount to the net value allocated to the non-defaulting party in the demerger.
Income from discontinued operation
Income from discontinued operations includes operating results from activities which, according to the demerger plan, have been transferred to Yara International ASA. Effects directly related to Yara activities, the demerger process and Hydro’s sale of Yara shares are included. Results from Yara activities include net income from subsidiaries transferred in the demerger. In addition income and expenses in Norsk Hydro ASA and certain holding companies abroad directly related to the Yara activities are included to the extent these activities are transferred to Yara or are terminated as a direct consequence of the demerger of Yara. Income from discontinued operations also includes financial expense related to loans in companies transferred to Yara. No financial expenses related to loans retained in Hydro are allocated to discontinued operations. External fees and similar expenses related to the waiving of Yara’s joint liabilities for certain of Hydro’s loans, and expenses directly related to the demerger process and Hydro’s sale of Yara shares are included. Hydro’s gain on sale of its shares in Yara International ASA, after direct sales expenses and tax, amounted to NOK 385 million.
Cash flows from discontinued operations includes cash flows from activities transferred to Yara and expenses directly related to the demerger. In addition, cash flows include Hydro’s sale of its shares in Yara immediately after the demerger in the amount of NOK 2,619 million, and Yara’s repayment of debt to Hydro in the amount of NOK 7.1 billion.
The major part of discontinued activities relates to the Agri business area within Hydro’s segment reporting. Minor amounts also relate to Other activities. In addition, Corporate and eliminations reflect the transfer to Yara of certain activities previously reported as part of Corporate.

Hydro’s Quarterly Report Third quarter — 2005   |  29
Summary of financial data for discontinued operations

			Nine months ended
	Third quarter		30 September		Year
NOK million	2005	2004	2005	2004	2004

Operating revenues	—	—	—	10,036	10,036

Operating income	—	—	—	936	936
Non-consolidated investees	—	—	—	131	131
Financial income (expense), net	—	—	—	(88)	(88)

Income before taxes and minority interest	—	—	—	979	979

Income tax expense	—	—	—	(307)	(307)
Minority interest	—	—	—	26	26

Income before sale of shares	—	—	—	698	698

Gain from sale of shares	—	—	—	533	533
Tax on gain from sales of shares	—	—	—	(148)	(148)

Net income	—	—	—	1,083	1,083

	Nine months ended
	30 September		Year
NOK million	2005	2004	2004

Net cash provided by operating activities	—	838	838
Net cash provided by investing activities 1)	—	8,840	8,840
Net cash used in financing activities	—	(109)	(109)
Foreign currency effects on cash	—	5	5

Net cash provided by discontinued operations	—	9,574	9,574

1)	Includes proceeds from sale of Yara shares and loan repayments from Yara.

30   |  Hydro’s Quarterly Report Third quarter — 2005
10. Net periodic pension cost
SFAS No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, requires the components of net periodic pension cost to be disclosed on an interim basis as follows:

	Third quarter		01.01-30.09		Year
NOK million	2005	2004	2005	2004	2004

Defined benefit plans:

Benefits earned during the year, net of participants’ contributions	207	202	622	608	813
Interest cost on prior period benefit obligation	321	341	966	1,025	1,355
Expected return on plan assets	(251)	(252)	(752)	(756)	(1,000)
Recognized net loss	70	84	211	254	345
Amortization of prior service cost	18	27	79	80	111
Amortization of net transition obligation	—	1	—	2	3
Curtailment loss	—	3	1	55	59
Settlement loss	—	—	—	—	30

Net periodic pension cost	365	406	1,127	1,268	1,716
Defined contribution plans	16	7	32	19	32
Multiemployer plans	5	6	26	18	35
Termination benefits and other	147	77	505	221	338

Total net periodic pension cost	533	496	1,690	1,526	2,121

11. Contingencies
Hydro is involved in or threatened with various legal and tax matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.
Total, the operator of the Kharyaga field has received from the Ministry of Taxes and Revenues of the Russian federation a claim for taxes and the Russian State’s share of the revenues from oil extracted under the Production Sharing Agreement for the field for 2001 and 2002. The claim stems from the unwillingness of a representative of the Region on the joint project committee to approve audited accounts and work programs/budgets for the field. Hydro’s share of the claim is approximately US dollar 30 million. Both Total and Hydro consider the claim unjustified and have taken legal action to have this confirmed as well as to avoid payment of the claim.
On 30 June 2004 the EFTA surveillance Authority (ESA) decided that exemptions for certain Norwegian businesses from the electricity tax for the period between 6 February and 31 December 2003 constituted illegal State aid under the EEA Agreement. The decision requires the Norwegian government to make recoveries from those businesses. On 21 July 2005 an appeal of the decision launched by the Norwegian Government and the Federation of the Norwegian Processing Industry (PIL) was dismissed by the EFTA court. The total amount which the Norwegian government must recover from Hydro is dependant upon an interpretation of ESA’s decision. The amount will not be material to Hydro.
At the end of 2004, a dispute arose in connection with a claim against TadAZ, an aluminium company owned by the state of Tajikistan, for non-delivery of approximately 80,000 tonnes of aluminium under a barter contract. The value of the claim is approximately US dollar 130 million. Risks related to non-performance have been mitigated by designated security arrangements. Arbitration proceedings have been commenced by Hydro in order to obtain delivery. The main hearing of the arbitration took place earlier this autumn, but the arbitration court has not indicated when an award will be rendered. The Company is confident that the claim will be validated by the arbitration court. The probability for a negative outcome of the proceedings is considered to be remote.
As operator on the Norwegian Continental Shelf Hydro make charges to its partners for pension costs. Since 1 January 2001 pension costs have been charged to the partners on a current basis as a percentage of the salary costs. Prior to that date, costs of funded pensions were charged to the partners based upon pension premiums. Costs related to unfunded pensions were charged when pensions were paid to the recipients. As part of the transition to the current system, Hydro made a one-time charge to its partners related to prior periods. Certain of the partners did not accept

Hydro’s Quarterly Report Third quarter — 2005   |  31
the charge and have brought the case to arbitration. During the preparations for the arbitration proceedings the partners have acknowledged that Hydro is entitled to charge all relevant pensions costs incurred as operator. In the third quarter of 2005, Hydro has repaid the one-time charge related to prior periods. These costs will instead be charged to the partners later in accordance with the principals in place prior to 1 January 2001. Final settlement of this issue could result in a range of possible outcomes, resulting in a gain or loss to Hydro.
Hydro has long-term gas sales contracts with E.ON Ruhrgas. Deliveries under the contracts amount to approximately 1.6 bcm per year. According to the contracts, each party may request adjustment of the price provisions at regular intervals during the contract period. Each of Hydro and E.ON Ruhrgas have requested adjustments of the price provisions of the gas sales contracts with effect from 1 January 2005. Failing agreement, E.ON Ruhrgas has, as of 18 October 2005, referred the matter to an independent arbitration panel as provided for under the contracts. Hydro is in the process of preparing its case for the arbitration panel.
12. Segment measures
Hydro’s segment reporting, presented in accordance with SFAS 131, Disclosures about Segments of an Enterprise and related Information, includes the segment measure “Adjusted EBITDA”, which is an integral part of Hydro’s steering model, Value Based Management. Hydro’s management makes regular use of this measure to evaluate performance in its operating segments, both in absolute terms and comparatively from period to period, and to allocate resources among its operating segments. Management views these measures as providing a better understanding — for management and for investors — of the operating results of its business segments for the period under evaluation. Hydro manages long-term debt and taxes on a Group basis. Therefore, net income is presented only for the Group as a whole.
Hydro defines “Adjusted EBITDA” as “Income/(loss) before tax, interest expense, depreciation, amortization and write-downs”.
Adjusted EBITDA is a measure that includes in addition to “Operating income”, “Interest income and other financial income”, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of Adjusted EBITDA may differ from that of other companies. Specifically, Hydro has chosen to include interest income in Adjusted EBITDA. Hydro’s definition of Adjusted EBITDA is identical to what, prior to this report for the third quarter 2004, Hydro defined as “EBITDA.”
Adjusted EBITDA for the core business areas and a reconciliation of Adjusted EBITDA to operating income for the core business areas and sub-segments is presented in the following tables.

32  |  Hydro’s Quarterly Report Third quarter — 2005
Individual operating segment
Operating revenues

	Third quarter		01.01-30.09		Year
NOK million	2005	2004	2005	2004	2004

Exploration and Production	17,312	12,403	45,942	35,837	48,962
Energy and Oil Marketing	20,417	14,758	54,578	42,384	59,339
Eliminations	(12,963)	(10,106)	(34,802)	(27,059)	(37,032)

Hydro Oil & Energy	24,766	17,055	65,718	51,162	71,269

Metals	12,594	13,793	40,522	39,319	51,911
Rolled Products	4,889	4,873	14,848	15,684	20,288
Extrusion and Automotive	6,155	6,578	19,588	20,544	27,137
Other and eliminations	(4,748)	(5,440)	(14,604)	(15,270)	(19,747)

Hydro Aluminium	18,890	19,804	60,354	60,277	79,589

Other activities	3,195	3,334	9,341	9,762	12,869
Corporate and eliminations	(2,239)	(2,017)	(6,530)	(6,079)	(9,836)

Total	44,612	38,176	128,883	115,122	153,891

External revenues

	Third quarter		01.01-30.09		Year
NOK million	2005	2004	2005	2004	2004

Exploration and Production	4,524	2,940	12,897	10,293	13,519
Energy and Oil Marketing 1)	18,609	12,753	48,478	37,352	51,302
Eliminations 1)	—	—	—	—	—

Hydro Oil & Energy	23,133	15,693	61,375	47,645	64,821

Metals	8,075	8,563	26,212	25,319	33,526
Rolled Products	4,750	4,716	14,374	14,277	18,729
Extrusion and Automotive	6,145	6,572	19,565	20,506	27,086
Other and eliminations	(129)	(82)	24	39	50

Hydro Aluminium	18,841	19,769	60,175	60,141	79,391

Other activities	2,634	2,711	7,331	7,327	9,665
Corporate and eliminations 1)	4	3	2	9	14

Total	44,612	38,176	128,883	115,122	153,891

1)	Certain internal revenues, including transactions with joint ventures and the effect of marked-to-market valuation of internal derivative contracts, were previously included in external revenues. These revenues, and the elimination thereof, as of the second quarter of 2005 were reported as internal revenues. Prior periods have been reclassified for comparative purposes.

Hydro’s Quarterly Report Third quarter — 2005  |   33
Internal revenues

	Third quarter		01.01-30.09		Year
NOK million	2005	2004	2005	2004	2004

Exploration and Production	12,788	9,463	33,045	25,544	35,443
Energy and Oil Marketing 1)	1,808	2,005	6,100	5,032	8,037
Eliminations 1)	(12,963)	(10,106)	(34,802)	(27,059)	(37,032)

Hydro Oil & Energy	1,633	1,362	4,343	3,517	6,448

Metals	4,519	5,230	14,310	14,000	18,385
Rolled Products	139	157	474	1,407	1,559
Extrusion and Automotive	10	6	23	38	51
Other and eliminations	(4,619)	(5,358)	(14,628)	(15,309)	(19,797)

Hydro Aluminium	49	35	179	136	198

Other activities	561	623	2,010	2,435	3,204
Corporate and eliminations 1)	(2,243)	(2,020)	(6,532)	(6,088)	(9,850)

Total	—	—	—	—	—

1)	Certain internal revenues, including transactions with joint ventures and the effect of marked-to-market valuation of internal derivative contracts, were previously included in external revenues. These revenues, and the elimination thereof, as of the second quarter of 2005 were reported as internal revenues. Prior periods have been reclassified for comparative purposes.
Depreciation, depletion and amortization

	Third quarter		01.01-30.09		Year
NOK million	2005	2004	2005	2004	2004

Exploration and Production	2,316	2,208	7,006	7,051	9,751
Energy and Oil Marketing	176	159	485	460	640
Eliminations	—	—	—	—	—

Hydro Oil & Energy	2,492	2,367	7,491	7,511	10,391

Metals	428	455	1,239	1,299	3,798
Rolled Products	152	171	450	509	687
Extrusion and Automotive	325	377	1,016	1,073	1,477
Other and eliminations	—	—	—	—	—

Hydro Aluminium	905	1,003	2,705	2,881	5,962

Other activities	133	127	383	386	532
Corporate and eliminations	6	3	19	10	13

Total	3,536	3,500	10,598	10,788	16,898

34  |   Hydro’s Quarterly Report Third quarter — 2005
Operating income (loss)

	Third quarter		01.01-30.09		Year
NOK million	2005	2004	2005	2004	2004

Exploration and Production	11,799	7,559	29,905	21,247	28,363
Energy and Oil Marketing	466	272	2,172	1,578	2,650
Eliminations	360	(310)	(163)	(302)	131

Hydro Oil & Energy	12,625	7,521	31,914	22,523	31,144

Metals	823	1,016	2,766	2,809	860
Rolled Products	182	167	720	593	626
Extrusion and Automotive	47	(8)	81	370	247
Other and eliminations	(210)	(317)	(47)	(16)	72

Hydro Aluminium	842	858	3,520	3,756	1,805

Other activities	(188)	263	96	403	312
Corporate and eliminations	(306)	(595)	452	(1,069)	(1,414)

Total	12,973	8,047	35,982	25,613	31,847

Adjusted EBITDA

	Third quarter		01.01-30.09		Year
NOK million	2005	2004	2005	2004	2004

Exploration and Production	14,121	9,761	36,925	28,344	38,168
Energy and Oil Marketing	710	477	2,811	2,153	3,478
Eliminations	359	(310)	(163)	(302)	132

Hydro Oil & Energy	15,190	9,928	39,573	30,195	41,778

Metals	1,428	1,659	4,509	4,469	5,373
Rolled Products	343	353	1,202	1,144	1,361
Extrusion and Automotive	387	401	1,172	1,542	1,850
Other and eliminations	(210)	(317)	(46)	(16)	72

Hydro Aluminium	1,948	2,096	6,837	7,139	8,656

Other activities	81	495	1,093	1,199	1,363
Corporate and eliminations	(111)	(425)	990	(627)	(680)

Total	17,108	12,094	48,493	37,906	51,117

Hydro’s Quarterly Report Third quarter — 2005  |   35
Operating income — adjusted EBIT — adjusted EBITDA Third quarter 2005

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other	Adjusted	and	Adjusted
NOK million	income (loss)	investees	income	income	income	EBIT	amort.	EBITDA

Exploration and Production	11,799	—	3	3	—	11,805	2,316	14,121
Energy and Oil Marketing	466	58	7	1	—	532	178	710
Eliminations	360	(1)	—	—	—	359	—	359

Hydro Oil & Energy	12,625	57	10	4	—	12,696	2,494	15,190

Metals	823	129	—	38	—	990	438	1,428
Rolled Products	182	(6)	2	(1)	—	177	166	343
Extrusion and Automotive	47	11	4	(1)	—	61	326	387
Other and eliminations	(210)	—	—	—	—	(210)	—	(210)

Hydro Aluminium	842	134	6	36	—	1,018	930	1,948

Other activities	(188)	46	26	56	—	(60)	141	81
Corporate and eliminations	(306)	—	185	5	—	(116)	5	(111)

Total	12,973	237	227	101	—	13,538	3,570	17,108

Operating income — adjusted EBIT — adjusted EBITDA 01.01-30.09.2005

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other	Adjusted	and	Adjusted
NOK million	income (loss)	investees	income	income	income	EBIT	amort.	EBITDA

Exploration and Production	29,905	2	9	2	—	29,918	7,007	36,925
Energy and Oil Marketing	2,172	124	26	(2)	—	2,320	491	2,811
Eliminations	(163)	(2)	—	1	—	(164)	1	(163)

Hydro Oil & Energy	31,914	124	35	1	—	32,074	7,499	39,573

Metals	2,766	384	5	86	—	3,241	1,268	4,509
Rolled Products	720	(17)	4	3	—	710	492	1,202
Extrusion and Automotive	81	65	11	(3)	—	154	1,018	1,172
Other and eliminations	(47)	—	—	—	—	(47)	1	(46)

Hydro Aluminium	3,520	432	20	86	—	4,058	2,779	6,837

Other activities	96	141	69	163	233	702	391	1,093
Corporate and eliminations	452	(1)	507	14	—	972	18	990

Total	35,982	696	631	264	233	37,806	10,687	48,493

36  |   Hydro’s Quarterly Report Third quarter – 2005
Investments1)

	Third quarter		01.01-30.09			Year
NOK million	2005	2004	2005	2004		2004

Exploration and Production	2,730	2,571	7,867	6,585		10,607
Energy and Oil Marketing	557	400	1,656	996		1,460
Eliminations	—	—	—	—		—

Hydro Oil & Energy	3,287	2,971	9,523	7,581		12,067

Metals	290	821	987	3,643	2)	4,243	2)
Rolled Products	122	68	243	246		553
Extrusion and Automotive	287	281	699	809		1,398
Other and eliminations	—	—	—	—		—

Hydro Aluminium	699	1,170	1,929	4,698		6,194

Other activities	190	237	698	729		1,058
Corporate and eliminations	10	63	58	134		145

Total	4,186	4,441	12,208	13,142		19,464

1)	Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangible assets, long-term advances and investments in non-consolidated investees.

2)	Includes effect of change in accounting principle (FIN 46R). Non-cash increase in investment of NOK 1,275 million.
Quarterly results

		2005			2004
NOK million, (except per share data)	3rd qtr	2nd qtr	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr

Operating revenues	44,612	42,119	42,152	38,769	38,176	37,864	39,082
Operating income	12,973	11,255	11,754	6,234	8,047	8,290	9,276
Income from continuing operations	4,183	3,577	3,693	3,638	2,480	2,224	3,135
Earnings per share from continuing operations (in NOK)	16.60	14.30	14.70	14.40	9.80	8.70	12.30

Hydro’s Quarterly Report Third quarter — 2005  |   37
Use of Non-GAAP financial measures
Non-GAAP financial measures are defined in the SEC regulations as financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP.
Adjusted net interest-bearing debt, adjusted equity and adjusted net debt/equity ratio
Hydro refers to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” in its discussion of its financial condition.
The “Adjusted net debt/equity ratio” is comprised of “Adjusted net interest-bearing debt” divided by “Adjusted equity.”
“Adjusted net interest-bearing debt” is defined as net interest-bearing debt, plus net unfunded pension obligations, after tax, and the present value of operating lease obligations.
“Net interest-bearing debt” is comprised of interest bearing debt less cash and cash equivalents and short-term investments. Hydro’s interest bearing debt consists primarily of long-term debenture bonds which are not readily repayable. Cash and cash equivalents are therefore accumulated in periods with significant cash in-flow. Investments, including substantial acquisitions, have, to a large extent been financed through drawing on accumulated cash positions. Hydro uses net debt to calculate the adjusted net debt/equity ratio in order to reflect the considerable variances in ability to assume additional debt from changes in cash holdings over time.
“Net interest bearing debt” is adjusted for the estimated effects of changes to the fair value of net pension liabilities disclosed but not recognized. Hydro also adjusts “Net interest bearing debt” for liabilities relating to operating lease agreements. Both of the above described obligations, although not recognized as liabilities under generally accepted accounting principles, are considered debt-like in nature and therefore affect Hydro’s ability to incur additional debt.
“Adjusted equity” consists of equity plus minority interests, less unrecorded pension liabilities which are not reflected in retained earnings and therefore excluded from equity under GAAP. The adjustment is net of expected income tax benefit. No adjustment to “Equity” is made for operating lease agreements because the value of the right to use leased assets is considered to be similar to the payment obligation.
The adjustments are considered important to measure Hydro’s financial position, since market conditions may result in significant differences between pension liabilities recognized under generally accepted accounting principles and the fair value of these liabilities, and because the unrecognized pension liabilities and leases represent commitments affecting Hydro’s financial capacity going forward. The “Adjusted debt/equity ratio” is calculated by Hydro using similar methodology as the major credit rating agencies, and the company believes it helps the company and investors to evaluate potential changes in credit rating.
Management believes that “Adjusted net interest-bearing debt” is a useful tool for investors and other users of Hydro’s financial statements in assessing Hydro’s financial performance, including its liquidity and ability to meet obligations with available cash balances.
Management makes regular use of the “Adjusted net debt/equity ratio” in its assessment of Hydro’s financial stability and ability to incur new debt. Management believes that this ratio provides useful information to readers of Hydro’s financial statements and helps them to assess the effect of pension liabilities and operating lease commitments that are otherwise not apparent when analyzing Hydro’s financial statements prepared in accordance with GAAP. However, this measure does not recognize the fact that cash may not be available for debt repayments, but may be required for operational needs including tax payments on periodic results, contractual obligations or necessary investments.
“Adjusted net interest-bearing debt”, “Adjusted equity” and “Adjusted net debt/equity ratio” are presented in the following table.
Management believes that the most directly comparable GAAP ratio is the “Debt/equity ratio”. However, this ratio measures gross interest bearing debt relative to equity, i.e. it does not measure changes in cash position, and is therefore not directly comparable with the non-GAAP measure “Adjusted net debt/equity ratio”.
Hydro management’s use of the described non-GAAP measures should not be construed as an alternative to “Debt/equity ratio”, gross debt and statements of cash flows in accordance with generally accepted accounting principles when evaluating Hydro’s financial condition. Management carefully reviews the appropriateness of adjustments to the GAAP figures, and also makes regular use of measures calculated according to generally accepted accounting principles in addition to “Adjusted net interest-bearing debt” and “Adjusted net debt/equity ratio” when measuring financial condition.

38   |  Hydro’s Quarterly Report Third quarter — 2005
Return on average Capital Employed (RoaCE)
In this Report, Hydro refers to certain non-GAAP financial measures, which are an integral part of Hydro’s steering model. These non-GAAP financial measures are:
•	Return on average Capital Employed (RoaCE)
•	Earnings after tax
•	Capital Employed
Hydro’s management makes regular use of these indicators to measure performance for the group as a whole and within its operating segments, both in absolute terms and comparatively from period to period. Management views these measures as providing additional understanding, — for management and for investors —, of:
•	The rate of return on investments over time, in each of its capital intensive businesses
•	The operating results of its business segments
•	Cash flow generation of its business segments
RoaCE is defined as “Earnings after tax” divided by average “Capital Employed”. “Earnings after tax” is defined as “Operating income” plus “Equity in net income of non-consolidated investees” plus “Other income, net” less “Adjusted income tax expense”. Because RoaCE represents the return to the capital providers before dividend and interest payments, adjusted income tax expense included in “Earnings after tax” does not include the effect of items reported as “Financial income and expense.” “Capital Employed” is defined as “Shareholders’ Equity” plus “Minority interest” plus “long-term and short-term interest-bearing debt” less “Cash and cash equivalents” and “Short-term investments.” Capital Employed can be derived by deducting “Cash and cash equivalents”, “Short-term investments” and “Short-term and long-term interest free liabilities” (including deferred tax liabilities) from “Total assets”. The two different approaches yield the same value.
Hydro believes that RoaCE facilitates benchmarking of Hydro with its peers. It is important to note, however, that RoaCE is similar to all other financial metrics and is influenced by a company’s selection of acceptable accounting principles and applying different GAAPs which can result in significant differences when comparing RoaCE for different companies. This is particularly important when comparing companies with an active acquisition history.
RoaCE should not be construed as an alternative to operating income, income before taxes and net income as an indicator of Hydro’s results of operations in accordance with generally accepted accounting principles. Hydro’s management make regular use of measures calculated according to generally accepted accounting principles in addition to non-GAAP financial measures described above when measuring financial performance.

Hydro’s Quarterly Report Third quarter — 2005 | 39
Net interest-bearing debt to equity

	30 September		31 December
NOK million	2005	2004	2004
Cash and cash equivalents	16,607	30,246	14,366
Short-term assets	16,760	1,632	10,970
Bank loans and other interest-bearing short-term debt	(4,324)	(3,326)	(3,785)
Current portion of long-term debt	(397)	(549)	(568)
Long-term debt	(20,456)	(26,718)	(19,487)

Net interest-bearing debt	8,189	1,286	1,496

Net pension liabilities at fair value	(10,879)	(10,908)	(10,056)
Expected income tax benefit on pension liability (30%)	3,264	3,272	3,017
Operating leases committments discounted at 4.8% 1)	(4,062)	(3,617)	(3,500)

Adjusted net interest-bearing debt	(3,488)	(9,967)	(9,043)

Shareholders’ equity	(91,606)	(84,800)	(85,890)
Minority interest	(1,357)	(1,792)	(1,571)

Shareholders’ equity and minority interests	(92,963)	(86,592)	(87,461)

Net pension liabilities not recognized without equity effect	6,340	6,940	6,341
Expected income tax benefit (30%)	(1,902)	(2,082)	(1,902)

Equity adjustment off-balance sheet pension liabilities	4,438	4,858	4,439

Adjusted Shareholders’ equity and minority	(88,525)	(81,734)	(83,022)

Adjusted net debt/equity ratio	0.04	0.12	0.11

1)	The discount rate for the operating lease commitments have been changed to 4.8% as of the first quarter of 2005 from 10% in 2004 to better reflect Hydro’s average interest expense. This also corresponds to amended methodology used by major rating agencies for the purpose of credit rating.
The most directly comparable GAAP figure is considered to be “Debt/equity ratio”.
However, this ratio measures gross debt relative to equity, and does not measure changes in cash position, and the non-GAAP measure “Adjusted debt/equity ratio” is therefore not directly comparable.

Debt/equity ratio	0.27	0.36	0.28

40 | Hydro’s Quarterly Report Third quarter — 2005
Return on average Capital Employed

01.01-30.09
Amounts in NOK million	2005
Operating income	35,982
Equity in net income of non-consolidated investees	696
Other income/expense, net	233

Earnings before tax	36,911
Adjusted income tax expense 1)	(24,590)

Earnings after tax	12,321

	30 September	31 December
Amounts in NOK million	2005	2004
Current assets 2)	53,076	45,070
Property, plant and equipment	108,060	106,117
Other assets 3)	23,711	23,720
Other current liabilities 4)	(51,406)	(41,724)
Other long-term liabilities 5)	(48,668)	(47,218)

Capital Employed	84,773	85,965

Return on average Capital Employed (RoaCE)	14.4%

1)	Tax from financial items, NOK 695 million excluded.

2)	Excluding Cash and cash equivalent and Short-term investments, but including Deferred tax assets.

3)	Including Deferred tax assets.

4)	Including Deferred tax liabilities.

5)	Including Accrued pension liabilities and Deferred tax liabilities.

Signatures
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
For and on behalf of
NORSK HYDRO ASA

/s/ John O. Ottestad
John O. Ottestad
(Executive Vice President and
Chief Financial Officer)
Date: 25 October 2005